1-31140



MAR 31 2004



P.E.
12-31-03




PROCESSED
APR 05 2004
THOMSON

"we are many things...

We grow. We evolve. We remain true to the ideals of community banking.

FNB CORPORATION /F

2003 Annual Report



presented by the Better Business Bureau Serving Western Virginia.

Convenient Locations



ROANOKE
GILES
BEDFORD
BLAND
PULASKI
MONTGOMERY
WYTHE
FLOYD
Richmond
FNB Corporation
First National Bank
FNB Salem Bank & Trust
Bedford Federal
FNB Mortgage



South Carolina



We are FNB
We grow. We evolve. We remain true to the ideals of community banking.

2003 Highlights

Years Ended December 31, 2003 and 2002

Dollar amounts in thousands except per share data	2003	2002	% Change
Total Assets	$1,326,811	$992,431	33.7
Total Deposits	1,048,802	845,688	24.0
Loans (Net of Unearned Income)	999,888	691,661	44.6
Net Income	12,932	11,091	16.6
Shareholders	1,895	1,509	25.6
Total Personnel	488	395	17.0
Per Share Data:			
Basic Earnings	2.03	1.93	5.2
Book Value	19.57	16.52	18.5

Corporate Profile

FNB Corporation is one of the largest publicly held commercial bank holding companies based in the Commonwealth of Virginia, with nearly $1.3 billion in assets. Through the activities of its affiliates, First National Bank, FNB Salem Bank & Trust, and Bedford Federal Savings Bank, FNB Corporation operates 26 full-service branch offices, a financial services center, and three loan production offices (including two in South Carolina—a wholesale mortgage office in Greenville and a retail mortgage office on Hilton Head Island). Services are also provided around the clock through a network of more than 50 automated teller machines, FNB X-press Phone Banking, and FNB OnLine Banking.



Kendall O. Clay
Chairman, Board of Directors
FNB CORPORATION



William P. Heath, Jr.
President & CEO,
FNB CORPORATION



Litz H. Van Dyke
Chief Operating Officer,
FNB CORPORATION
President & CEO,
FIRST NATIONAL BANK



Clark Owen, Jr.
President & CEO,
FNB SALEM BANK & TRUST



Don W. Shilling
President & CEO,
BEDFORD FEDERAL SAVINGS BANK

Letter to Shareholders:

This was a year of transition for FNB, yet it was also a year of continuity. Despite the challenges posed by the economy and changes within the bank, we continued to remain true to the ideals of community banking and friendly service that have always been our hallmark.

The transitions we made in 2003 were significant. We began the year as a multibank holding company doing business in the New River Valley, the Mountain Empire, Salem, and the Roanoke Valley of Virginia. By year's end, through the successful acquisition of Bedford Federal Savings Bank, we added the City of Bedford, Bedford County, Smith Mountain Lake, and Lynchburg to the list of communities we serve.

We began the year under the leadership of Sam Tollison, retired president and CEO of the company, who had returned to the bank on an interim basis. We ended the year under the leadership of Bill Heath, an experienced community banker who previously served as president and CEO of two Virginia banks.

Finally, we began the year with the prospect of a war in Iraq and a sluggish economy. We ended the year with the majority of that conflict behind us and an economic recovery that was gathering steam.

"But one thing did not change. In 2003, as in 2002, we posted record-setting returns. As we have for almost 100 years, FNB demonstrated that our strength as an institution lies in our ability to adjust to challenges, retain our focus, and deliver outstanding performance."

We reached a milestone of $1 billion in total assets by mid-year and closed 2003 with assets of $1.3 billion after our merger with Bedford Federal. Net income, also at record levels, totaled $12.9 million, or $2.03 per share, compared to $11.1 million or $1.93 per share in 2002. Accordingly, we extended our 25-year tradition of continuous dividend payments. Our dividend for 2003 was $0.70 per share. Total shareholder return for the year was 11.3 percent.

A key factor in delivering these results was the strength and diversity of our noninterest income in the face of compressed interest margins. Noninterest income, excluding mergers and unusual items, grew strongly by 49 percent over 2002. There were a number of reasons for this. Low interest rates brought first-time buyers into the real estate market and encouraged others to refinance. Our wholesale mortgage operations in South Carolina turned in a very successful year. And, our asset management, brokerage, and insurance businesses all performed strongly.

We are

For almost 100 years, we have retained our focus on community banking, turning in a solid performance for our shareholders even as we continue to grow and evolve.



Q
A

Another constant this year was our continued focus on community banking and community service. This is a defining element of our vision for the bank, and so we were honored this year to be selected as winner of the 2003 Torch Award for Marketplace Ethics presented by the Better Business Bureau Serving Western Virginia. The award recognizes businesses that demonstrate a strong commitment to ethical business practices. We are pleased to take our place among some of the most outstanding businesses in our region.

Spreading the Benefits of Community Banking

To survive in the highly competitive environment of financial services, banks must grow and evolve. To succeed, they must grow and evolve wisely. At FNB, we specialize in bringing a full range of contemporary banking services to local communities, and we grow successfully by forming alliances with like-minded banks with an extensive network of local associations and relationships.

A case in point was our merger this year with Bedford Federal Savings Bank. Like FNB, Bedford Federal was a community bank, having served the City of Bedford, Bedford County, Smith Mountain Lake, and the Lynchburg area for over 65 years. It was also well-run and healthy. The bank had strengthened its real estate lending over the last few years and had increased net income for fiscal 2002 by 26.4 percent to $2.9 million.

FNB saw this situation as an opportunity for us as well as for our colleagues in Bedford. For FNB, a merger with Bedford Federal would be an opportunity to grow in ways consistent with our community banking philosophy. At the same time, it would provide FNB with access to the Piedmont region of Virginia and some of the thriving communities there. For Bedford Federal, the merger would provide the resources and stability to offer more services to its customers and to serve local communities more effectively.

The merger was approved in June and took effect in August. Bedford Federal's conversion into the core operational system will occur in February 2004. Once this is accomplished, we plan to introduce commercial lending as well as retail and commercial online banking.

Why invest in a community bank?

Community banks have three great advantages over larger regional organizations. First, we focus squarely on the customer. As a community bank, our mission is to provide customers with the products and services they need. Second, we know our customers. They are our friends and neighbors. And third, we can reach them. Our offices are part of the fabric of local communities throughout the region.

Why has FNB chosen to achieve part of its growth through mergers?

From our point of view, bigger is not necessarily better, but it is necessary. Our goal is to be the right size to compete efficiently with larger institutions while providing a level of service that they cannot duplicate. With size comes efficiencies of scale and the ability to maximize our brand equity. Through mergers, we can assure that our new employees feel that they have additional opportunities to do more of what they have done so well in the past—serve their customers.

What is the rationale behind FNB wholesale mortgage operations in Greenville, South Carolina?

We entered the secondary mortgage market as part of our strategy of diversifying our sources of income. We chose to locate our wholesale operations in Greenville, South Carolina, for a number of reasons. Primarily, we were able to hire an individual who brought depth, strong wholesale mortgage knowledge, and long-term relationships with small to mid-sized banks and mortgage brokers. FNB also found that there existed a need for a wholesale lender that could provide a higher level of customer service and lending expertise to the retail mortgage players in that market. Our efforts have been rewarded. Our wholesale channel was responsible for 58 percent of our total mortgage production and 45 percent of our net mortgage income in 2003.

Q A

What accounts for the substantial noninterest income generated by the FNB Investment Group this year?

We believe that an important element in our company's long range success is to become our customers' primary financial institution. To do this, FNB offers a wide range of nontraditional banking products and services. These include asset management, brokerage, trust, and financial planning through the Investment Group. Our ultimate goal is that no FNB customer should have any reason to look elsewhere for assistance with any financial need. Members of our retail and commercial teams, working in partnership with the Investment Group, have played a crucial role in realizing the promise of this strategy.

The results of this partnership were clearly evident in 2003. Both divisions of the Investment Group were profitable. Trust and Asset Management Division revenue rose 10.6 percent over the previous year, while the Securities Division revenue increased 83.4 percent. As a whole, Investment Group revenue grew 37.6 percent, while assets administered by the group exceeded $150 million dollars.

How has Sarbanes-Oxley affected FNB's corporate governance?

Even before Sarbanes-Oxley, we made sure that our standards of corporate governance were above reproach. Our board is active and maintains prudent oversight of all activities. We have independent directors on all committees and hold regular executive sessions. We have no intention of resting on our laurels, however. In 2003, we held two seminars for our board on Sarbanes-Oxley to help ensure that both the letter and spirit of the law continue to remain part of our culture.

Diversifying Products and Sources of Income

Another way that FNB evolves and grows is by diversifying the products we offer. In addition to traditional banking services, we offer insurance, brokerage, and trust services. Such a strategy helps us offset tightening interest margins with increases in fee income, while making us more competitive in the marketplace.

One of our most successful noninterest initiatives is our wholesale mortgage office in Greenville, South Carolina. True to the spirit of community banking, a key component in our effort to launch this initiative was our ability to find an individual with ties to the area and expert knowledge of the wholesale mortgage business. In 2003, this unit produced $2.7 million in gross noninterest revenues. We plan to add an additional representative there in 2004.

In 2003, we also diversified our retail mortgage operations by opening a retail mortgage office on Hilton Head Island, South Carolina. We made this decision for two reasons. First, Hilton Head is a summer home market with mortgage activity that peaks in the fall and winter. By contrast, the majority of sales in our traditional markets occur in the spring and summer. As a result, Hilton Head enables us to make more efficient, year-round use of our mortgage and loan support systems. We were also able to capitalize on the services of an experienced group of mortgage bankers in Hilton Head who know the area very well and who have long-standing relationships with realtors and builders.

Other sources of noninterest income also performed well this year. Our investment group revenue grew by 83 percent, and our insurance initiative, launched in conjunction with Bankers Insurance, is doing well. We exceeded our premium generation goal this year, due in part to the successful integration of insurance activities within our subsidiaries.

It is worth noting that our insurance business—which is primarily commercial—is one element in a suite of products designed for business customers. This is an important market for us, and we are proud to report that our efforts have been well-received. Our traditional and electronic cash management solutions were extremely popular this year. We offer a wide range of cash flow services, including investment sweep accounts, zero balance accounts, credit line management, and lock box services, which can be customized to meet the specific needs of our business customers. *Banker for Windows* is a dial-up software application which provides business services, such as funds transfer, direct deposit payroll, and cash concentration. *Business e-Solutions* offers a variety of products through the Internet, providing near real-time account management.

Making Steady Improvements

Although FNB continues to evolve and grow, our strength as an institution results from focusing on our core banking business. Here, steady, incremental improvement is a guiding principle. We added overdraft bounce protection to our checking accounts, a service that proved to be extremely popular with our customers, and we began preparations to close the former FNB Southwest headquarters in Roanoke and open a new, more convenient branch on the Roanoke City Market. This new office will put us squarely in the cultural and commercial heart of the city.

We also made a number of changes to take advantage of improvements in technology. In Salem, we upgraded our network, replaced aging computers, and introduced Internet banking to our customers. We adopted an Internet-based internal phone system throughout the company that will dramatically reduce our communications costs. And, we made significant changes to our Investor Relations web page, adding more detailed information than ever before.

Looking to 2004

The year 2003 was one of noteworthy accomplishment for FNB. The successful merger with Bedford Federal, the growing strength of our noninterest business, and the vision and enthusiasm of our new leadership team all bode well for success in 2004. Much of the responsibility for this progress lies with our employees and directors. We would like to express our gratitude for their hard work and commitment to the company. We would also like to thank our stockholders for their ongoing support.

The year 2004 will be a notable one for FNB as we near the end of our first century of service to the citizens of our region. High on the agenda for the year is completing the Bedford conversion, introducing online banking and bill payment to our customers in Bedford, and building equity in the FNB brand.

In short, our strategy for the year will be to do what we have always done—to grow, to evolve, to retain our focus on community banking, and to deliver a solid performance for our shareholders.



Kendall O. Clay
Chairman, Board of Directors
FNB CORPORATION



William P. Heath, Jr.
President & CEO,
FNB CORPORATION



Litz H. Van Dyke
Chief Operating Officer,
FNB CORPORATION
President & CEO,
FIRST NATIONAL BANK



Clark Owen, Jr.
President & CEO,
FNB SALEM BANK & TRUST



Don W. Shilling
President & CEO,
BEDFORD FEDERAL SAVINGS BANK











Clockwise: We are pleased to take our place among some of the most outstanding businesses in our region. • We are partners and investors in business and community organizations such as the Edward Via Virginia Osteopathic College of Medicine and Mill Mountain Zoo, not simply because it makes sense financially, but because it is the right thing to do. • We are continuously evaluating and diversifying the products we offer to both business and individual customers • We are a congregation of dedicated, hard-working employees who are capable of generating revenue increases of as much as 83 percent.


We are

We Serve One of the Most Dynamic Regions in Virginia

FNB serves a region known for its economic growth, highly educated workforce, and concentration of educational and research institutions as much as for its beautiful vistas and rugged scenery.

Virginia Tech, with an enrollment of over 26,000 students, is one of the top 50 research institutions in the country. It attracts over $170 million in sponsored research each year, and is one of the top ten academic institutions in the nation in terms of number of patents awarded to faculty. The Virginia Tech Corporate Research Center is home to over 100 companies engaged in leading-edge research in diverse areas of technology.

Other highly respected educational institutions in the area include Radford University, Roanoke College, and Hollins University. Each is distinctive in its own way. Radford University has been recognized by Kaplan/*Newsweek* as one of the top ten comprehensive universities in the Mid-Atlantic region recommended by students who like an academically challenging environment and close contact with faculty. Roanoke College was ranked nationally by *U.S. News & World Report* as a top liberal arts college. And Hollins was ranked #1 in the nation for "best quality of life" for the second year in a row in the Princeton Review's *Best 351 Colleges.* Another important source of training is the Roanoke Higher Education Center, located in downtown Roanoke near the Roanoke City Market, which has pioneered a number of innovative approaches to learning through a mix of traditional classroom instruction, computer assisted instruction, and distance learning instruction.

A well-trained workforce is not the only reason for the strong economic growth in our region. Our area also has excellent transportation links, making it home to many large businesses, including General Electric, ITT Night Vision, Yokohama Tire, Advance Auto, Georgia Pacific, Sam Moore/Lazy Boy Furniture, and Barr Laboratories. We also have a regional medical system, Carilion Health System, which is ranked among the nation's top 20 integrated health networks. Along with Virginia Tech and the University of Virginia, Carilion sponsors the Carilion Biomedical Institute, a joint venture that invests in biotechnology research and start-ups throughout the region.

Ultimately, though, the source of our region's growth and prosperity is found in the character of our people. As our area has grown, they have retained the spirit of hard work, public service, and neighborliness that has always characterized the people in our area. At FNB, we are proud to do our part to ensure that our market area remains one of the most dynamic in the state.

We are

We Invest in Our Communities

At FNB, we invest in the people and organizations in our community, not simply because it makes sense financially, but because it is the right thing to do. For instance, this year we provided financing for the Edward Via Virginia Osteopathic College of Medicine, located in the Virginia Tech Corporate Research Center. The mission of the college—preparing osteopathic primary care physicians to serve the rural and medically underserved areas of the Commonwealth of Virginia, North Carolina, and the Appalachian region—is one that we support wholeheartedly.

FNB is also an active supporter of organizations that promote economic development in our region. We serve on the Board of Directors of the Blacksburg Partnership and have made significant contributions to the organization, which focuses on downtown revitalization, retail and urban economic development, and business corridor improvements in coordination with other local business and economic development groups. FNB also supports and serves on the Board of Directors of the New River Valley Economic Development Alliance, which assists the counties of Floyd, Giles, Montgomery, and Pulaski and the City of Radford. Finally, we serve on the Board of Directors of the Bedford Area Chamber of Commerce, which operates throughout the entire Bedford region, covering half the perimeter of Lynchburg.

Another area of interest for FNB is the cultural life of our community. We have become a corporate underwriter for Mill Mountain Theatre in 2004. One of the most respected regional theatres in the United States, Mill Mountain Theatre presents world premieres, dramatic classics, full-scale musicals, youth-oriented productions, and educational classes for all ages, as well as touring productions that travel throughout Virginia. FNB will also be sponsoring the "FNB Summer of Cool Cats" at Mill Mountain Zoo, a series of Sunday afternoon jazz concerts which has become a sellout summer event at the Zoo.

Through our acquisition of Bedford Federal, FNB is now a supporter of Poplar Forest, Thomas Jefferson's retreat near Lynchburg. Jefferson designed the octagonal house in the midst of a 4,800 acre plantation and retired there from time to time to enjoy "the solitude of a hermit." FNB Corporation board member Beverley E. Dalton also serves on the Board of Directors of Poplar Forest.










Fast
Easy
Convenient
FNB OnLine Banking

Clockwise: We are forward-thinking and always searching for opportunities to grow in ways consistent with our community banking philosophy; while at the same time expanding into new regions and thriving communities, like Smith Mountain Lake. • We are an integral part of the team formed to finance and bring to reality an exciting new residential development in Salem. • We are much more than a bank—we're committed to providing our customers with the best in financial products and services, through a variety of delivery avenues, with exemplary customer service at our core. • We are a team that's dedicated to taking a successful mortgage operation to an all-new level of productivity, through our ability to expand our services into markets like Hilton Head Island, S.C.

We are

FNB Corporation Board of Directors



Seated left to right: Kendall O. Clay, *Chairman,* Beverley E. Dalton, Douglas Covington, Daniel D. Hamrick
Standing left to right: Charles W. Steger, Clark Owen, Jr., William P. Heath, Jr., Steven D. Irvin, F. Courtney Hoge, Hugh H. Bond, Carl E. Tarpley, Jr., John T. Wyatt, Harold K. Neal

First National Bank Board of Directors



Seated left to right: Barbara M. Stafford, Raymond D. Smoot, Jr., *Chairman,* H. Earnest Wade
Standing left to right: William M. Sterrett, Jr., Litz H. Van Dyke, Joseph L. Sheffey, Carl N. McNeil, Joe J. Thompson, William P. Heath, Jr.

Director Consultants



Walter A. Hunt



B.L. Rakes

These individuals have served as Director Consultants to the FNB Corporation Board since May 2003.

FNB Salem Bank & Trust Board of Directors



Seated left to right: Walter A. Hunt, *Chairman*, Morris A. Elam
Standing left to right: Rose M. Hagen, James H. Brock, B.L. Rakes, Clark Owen, Jr., William P. Heath, Jr., Truman R. Dorton, Barbara C. Weddle, Glen C. Combs, Carlos B. Hart, H. Morgan Griffith, Carl E. Tarpley, Jr., Eugene M. Bane, Jr., Gladys C. O'Brien, Michael M. Kessler

Bedford Federal Board of Directors



Seated left to right: Hugh H. Bond, *Chairman*, Don W. Shilling, *President*
Standing left to right: William T. Powell, Jennie T. Allman, Macon C. Putney, George N. Cooper, William P. Heath, Jr., Harry W. Garrett, Jr., William P. Pickett, Harold K. Neal

Our Award Winners

President's Award Winners



Dale Clark



Delorese Ferguson

First National Bank
There are few people at FNB who wear their knowledge so lightly as **Dale Clark**, Vice President and Area Manager for Retail Banking, Christiansburg. With his sense of humor and storytelling abilities, this personable 15-year veteran likes the give and take of working together with other members of the retail team to achieve a common goal. He also enjoys forming partnerships across business lines to better serve the customer. Known for his positive attitude, Dale is always looking for a reason to improve the process and, in turn, improve the bank.

FNB Salem Bank & Trust
Delorese Ferguson likes working as a personal banker at FNB Salem Bank and Trust so much that she convinced her husband to retire here. The qualities that Delorese likes about her job go a long way toward explaining what makes her so valuable, both to her customers and as a member of the FNB team. She loves that she is encouraged at FNB to get to know her customers and to suggest ways they can add to their financial security—and she does so with zest and enthusiasm. During her eight years with FNB, she has developed a network of customers that she considers friends and family.

Brightest Shining Star Award Winners



Claudia Stanley



Alice Spangler

Claudia Stanley loves her job. She likes the independence she feels as the sole employee of FNB's office at Brandon Oaks Retirement Community. She enjoys the variety that comes with the position, where she serves as manager, customer service representative, and teller. And, most of all, she loves working with seniors and learning about their interests and accomplishments. Claudia looks for opportunities to go the extra mile—whether it is helping customers balance their checkbooks or understand their taxes. Knowledgeable, warm, and friendly, Claudia views her branch office as her daytime home and her customers as her daytime family.

Alice Spangler enjoys working as a customer service representative at the FNB Center in Christiansburg, and sees herself as someone who values learning. She listens carefully to her customers to learn more about their needs, and she is constantly on the look-out to learn more about new products and services that can help them achieve their financial goals. Prompt, personal service is her watchword, and she will work late into the evening to make sure that her pending file is empty and all her customers' business is complete. Alice enjoys helping others, and it shows in the relationships she builds with her customers.

FNB CORPORATION

ANNUAL REPORT TO STOCKHOLDERS

2003

INDEX TO ANNUAL REPORT TO STOCKHOLDERS

SELECTED CONSOLIDATED FINANCIAL INFORMATION

	Years Ended December 31,				
	2003(1)	2002	2001(1)	2000	1999
Selected income statement data (in thousands):					
Interest income	$ 61,464	59,618	47,850	42,017	37,563
Interest expense	19,935	22,196	22,827	20,102	17,610
Net interest income	41,529	37,422	25,023	21,915	19,953
Provision for loan losses	2,158	1,369	1,637	1,082	1,445
Noninterest income	15,678	11,545	5,798	3,528	3,729
Noninterest expense	35,703	31,282	19,900	15,073	13,964
Income tax expense	6,414	5,225	2,550	2,454	1,946
Net income	$ 12,932	11,091	6,734	6,834	6,327
Per share data:					
Basic earnings	$ 2.03	1.93	1.54	1.61	1.50
Diluted earnings	2.01	1.90	1.53	1.61	1.50
Cash dividends declared	.70	.68	.68	.66	.59
Book value	19.57	16.52	14.96	12.37	11.25
Average shares outstanding (in thousands):					
Basic	6,378	5,758	4,373	4,233	4,221
Diluted	6,445	5,833	4,404	4,233	4,221
Selected balance sheet data at year end (in thousands):					
Total securities	$ 193,237	163,283	182,164	97,167	101,375
Loans, net of unearned income	999,888	691,661	648,263	409,586	382,272
Allowance for loan losses	12,002	9,466	8,827	5,670	5,173
Total assets	1,326,811	992,431	954,450	539,231	516,906
Deposits	1,048,802	845,688	806,787	431,659	398,871
Trust preferred	27,836	15,464	14,549	-	-
Stockholders' equity	141,108	95,099	86,633	51,942	47,579
Selected ratios (in percentages):					
Return on average assets	1.14	1.16	1.04	1.32	1.30
Return on average equity	11.26	12.36	11.67	13.77	13.75
Dividend pay-out ratio	33.38	35.37	44.85	40.94	39.89
Average equity to average assets	10.11	9.36	8.89	9.58	9.44

Notes:

(1) Includes effect of acquisitions. See full discussion in footnote 23.

(2) All share and per share data have been adjusted retroactively to reflect a 6% stock dividend in 2002.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of factors that significantly affected the financial condition and results of operations of FNB Corporation, a bank holding company, and its wholly owned subsidiaries (collectively, the "Corporation"). This discussion should be read in connection with the consolidated financial statements, statistical disclosures and other financial information presented herein. All amounts presented are denoted in thousands except per share, percentages or data as otherwise specified.

Forward Looking Information

This report may contain forward-looking statements with respect to the financial condition, results of operations and business of the Corporation. These forward-looking statements involve risks and uncertainties and are based on the beliefs and assumptions of the management of the Corporation, and on the information available to management at the time that these disclosures were prepared. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, but are not limited to, the following possibilities: (1) competitive pressures between depository and other financial institutions may increase significantly; (2) changes in the interest rate environment may reduce margins; (3) general economic conditions, either nationally or regionally, may be less favorable than expected, resulting in, among other things, a deterioration in credit quality and/or a reduced demand for credit; (4) legislative or regulatory changes, including changes in accounting standards, may adversely affect the businesses in which the Corporation is engaged; (5) costs or difficulties related to the integration of the businesses of the Corporation and its merger partners may be greater than expected; (6) competitors may have greater financial resources and develop products that enable such competitors to compete more successfully than the Corporation; and (7) adverse changes may occur in the securities markets.

Critical Accounting Policies

The Company's significant accounting policies are set forth in Note 1 of the Notes to the consolidated Financial Statements. Of these policies, the Company considers its policy regarding the allowance for loan losses to be its most critical accounting policy, because it requires many of management's most subjective and complex judgments. The Company has developed appropriate policies and procedures for assessing the adequacy of the allowance for loan losses, recognizing that this process requires a number of assumptions and estimates with respect to its loan portfolio. The Company's assessments may be impacted in future periods by changes in economic conditions, the impact of regulatory examinations and the discovery of information with respect to borrowers which were not known by management at the time of the issuance of the consolidated financial statements. For additional discussion concerning the Company's allowance for loan losses and related matters, see "Loans and Allowance for Loan Losses," Note (6).

Overview

The Corporation had record earnings in 2003 despite a somewhat stagnant economy during the first part of the year. Forty four percent of the Corporation's deposits are in Montgomery County/Radford City, Virginia where it has a market share of 36%. This market is protected somewhat from economic downturns because it is home to two major universities—Virginia Tech and Radford.

The secondary market mortgage function contributed significantly to the success of the Corporation in 2003. Lower interest rates provided the stimulus for record re-financings and record noninterest revenues. A key strategic goal of the Corporation is to diversify from traditional banking sources of income by increasing the percentage of noninterest revenue to total revenue. This will provide a balance of fee-generating services with strong levels of loans and deposits and should deliver better than average returns in all economic cycles. The strategy provides that, as interest rates fall, the decline in the spread between loans and deposits (margin) would be offset by higher noninterest revenues, particularly in the mortgage function. As interest rates rise, the margin would increase to offset the decline in revenues from the mortgage function. Noninterest revenue as a percent of total revenues rose from 21% to 27% from 2002 to 2003.

A continued low interest rate environment poses a challenge in 2004 as the Corporation must strive to maintain it's margin while at the same time offset the decline in revenues from the mortgage function as re-financing activity slows. The Corporation expects to do this through its recently established mortgage production presence in the Raleigh, North Carolina market and its recently opened office in Hilton Head, South Carolina. In addition to increasing secondary mortgage volume, the Corporation expects to expand its regular portfolio lending activities through the Hilton Head Office. If interest rates rise, the Corporation can expect an increase in margin to offset declines in the mortgage operation.

With the acquisitions of Bedford and Salem Bank and Trust, National Association, the Corporation's core market now reaches approximately 150 contiguous miles in Virginia, from Wythe County in the west to Bedford County eastward. The Corporation will continue to strive to take full advantage of this expanded market by offering a full array of products and services to include basic banking, trust, investment products, insurance and mortgage services.

Mergers and Acquisitions

On August 1, 2003, the Corporation acquired Bedford Bancshares, Inc. and its subsidiary, Bedford Federal Savings Bank, FSB. Bedford Bancshares, Inc. shareholders received 1.403 million shares of FNB Corporation stock and $11.5 million cash. Bedford Bancshares, Inc. was liquidated and Bedford Federal Savings Bank, FSB (Bedford) became a subsidiary of FNB Corporation. The transaction was recorded under the "purchase" method of accounting. Because it was recorded under the "purchase" method of accounting, the results of its operations are only included in the accompanying financial statements from the date of acquisition.

The following unaudited pro-forma financial information shows the effect of FNB Corporation with Bedford excluded in 2003 so as to make it comparable with 2002.

	2003 Reported	Bedford Impact	2003 Excluding Bedford	2002 Reported
Net interest income	$ 41,529	4,407	37,122	37,422
Provision for loan loss	2,158	225	1,933	1,369
Noninterest income	15,678	228	15,450	11,545
Noninterest expense	35,703	2,057	33,646	31,282
Income before taxes	19,346	2,353	16,993	16,316
Taxes	6,414	955	5,459	5,225
Net Income	$ 12,932	1,398	11,534	11,091

Nonrecurring Item (2002)

In the second quarter of 2002, the Corporation sold its bankcard portfolio ($9.1 million in balances) and realized a pre-tax gain of $1,206 and an after-tax gain of $796. The bankcard portfolio was sold because the Corporation did not have sufficient volume to achieve the desired level of profitability and provide enough options for customers. The Corporation will continue to issue cards under the FNB brand. The card portfolio is serviced and managed by a high-volume card issuer enabling the Corporation to re-deploy capital while providing a more diverse and competitive credit card product line to its customer base.

Results of Operations

Net income for 2003 was $12,932 compared to $11,091 for 2002 and $6,734 for 2001. The acquisition of Bedford accounted for $1,398 of the $1,841 increase in earnings from 2002 to 2003. Excluding the Bedford merger, earnings were up $443 over last year due largely to higher noninterest revenues. The increase in 2003 over 2002 was $1,054 greater if the $796 after tax gain on the sale of the bankcard portfolio in 2002 and the $258 after tax loss on the sale of a branch in downtown Roanoke in 2003 are taken into consideration. A new branch was leased in a much more desirable location in the same market. Basic earnings per share for 2003 were $2.03 compared to $1.93 for 2002 and $1.54 for 2001. The increase in earnings per share of $.10 from 2002 to 2003 was higher by an additional $.18 if the non-recurring items were excluded. Net Income was up in 2002 compared to 2001 due primarily to acquisitions and the gain on the sale of the bankcard portfolio ($2,462), an improved margin and higher volume generated in the mortgage loan operation.

Statement of Financial Accounting Standards (SFAS) 142 was adopted by the Corporation on January 1, 2002. SFAS 142 provides that goodwill related to acquisitions that had been subject to periodic amortization will no longer be amortized but be tested annually for impairment. In September 2003, an analysis was completed by an outside firm to determine whether goodwill had been impaired in accordance with the standards promulgated in SFAS 142. The firm incorporated SFAS 142's definition of fair value with a number of generally accepted valuation methods appropriate to the case's stated facts. In their opinion, based on the standards and requirements of SFAS 142, the combined goodwill balance of $42,590 held on the Corporation's consolidated balance sheet on September 30, 2003 was not impaired.

Part of the premium paid for an acquisition is considered to be for the benefit of acquiring low-cost deposits and a stable customer base. It is referred to as "core deposit intangibles". This premium was calculated by outside firms that specialize in these studies and is being amortized on an accelerated basis over ten years. Core deposit intangible amortization amounted to $1,193 in 2003 and $1,068 in 2002.

Net Interest Income

Net interest income currently provides 73% of the revenue of the Corporation. Net interest income is the amount of interest earned on interest-bearing assets less the amount of interest paid on deposits and other interest-bearing liabilities.

Net interest income before provision for loan losses was $41,529 in 2003 compared to $37,422 in 2002 for an increase of $4,107. The net interest margin declined from 4.37% to 4.09% during the same period. Net interest income was up $4,407 due to the acquisition of Bedford. In addition, net interest income increased $1,188 due primarily to a favorable shift in the composition of the deposit base from higher cost certificates of deposit and IRAs to lower cost checking accounts and other transaction deposit accounts. Net interest income was also up $1,933 due to growth in the balance sheet. Average year-to-date loan balances excluding Bedford grew 9.1%. These favorable variances were offset by a decline in net interest income of $3,421 resulting from a drop in average rates from 2002 to 2003. Yields on loans dropped 102 basis points; whereas, the cost of deposits dropped only 64 basis points. Further reductions in deposit costs are limited because many products are near pricing floors. A summary of the changes impacting net interest income is shown below.

	Change in Net Interest Income ($)
Acquisition of Bedford	4,407
Favorable shift in deposit base	1,188
Growth in the balance sheet	1,933
Decline in rates	(3,421)
Change in net interest income 2003/2003	4,107

Net interest income increased from $25,023 in 2001 to $37,422 in 2002. Acquisitions accounted for $10,115 of this increase. The remainder was due to an improved margin, which rose from 4.28% in 2001 to 4.37% in 2002. The improvement in the margin was largely attributable to a larger drop in deposit costs relative to loan yields as management was aggressive in pricing deposits downward as the Federal Reserve reduced interest rates.

Management attempts to match the maturities and re-pricing intervals of its earning assets and liabilities in order to avoid material fluctuations in earnings if interest rates change. Historically, the Corporation has been asset-sensitive which means that assets re-price more quickly than liabilities. An asset-sensitive position favors an expansion of the net interest margin should interest rates rise. There is a tendency for interest rates to rise if the economy continues to expand in 2004. The Corporation's margin should improve accordingly if this occurs. Rate-sensitivity is more fully covered under the heading "Market Risks Related to Financial Instruments".

Provision for Loan Losses

The provision for loan losses was $2,158 for 2003, $1,369 for 2002 and $1,637 for 2001. The provision for loan losses, when expressed as a percentage of year-to-date average loans outstanding, was .26%, .21% and .36% for 2003, 2002 and 2001, respectively. Net charge-offs were $1,004, $730 and $1,625 for 2003, 2002 and 2001, respectively. Included in 2002 was a $491 recovery from one customer. Net charge-offs to average year-to-date loans outstanding were .12%, .11% and .35% for 2003, 2002 and 2001 respectively and the ratio is well below peer averages. Net charge-offs for 2003 would be below 2002 if the large recovery in 2002 were excluded.

Management analyzes the loan portfolio quarterly to determine the appropriate level of loan loss reserve (see discussion under the heading " Allowance for Loan Losses").

Noninterest Income

Noninterest income, which includes service charges on deposit accounts, loan origination income and service release fees on mortgage loans sold, other service charges, investment fees and commissions, sundry income and net securities gains (losses) was $15,678, $11,545 and $5,798 for 2003, 2002 and 2001, respectively. The $4,133 increase from 2002 to 2003 was due primarily to higher mortgage revenue of $3,377, higher revenue realized from the successful launch of a new "Overdraft Privilege" product in October 2002 and higher revenue from the sale of investment products ($189). This increase from 2002 to 2003 was reduced by the $1,206 gain on the sale of the bankcard portfolio in 2002 and reduced securities gains. Mortgage production volume increased from $237 million in 2002 to $419 million in 2003 due to the continued lower interest rate environment and resultant high level of refinancing activity. In addition, the wholesale mortgage function was established in the latter part of 2002 and was in operation for the full year in 2003.

The increase of $5,747 from 2001 to 2002 was primarily due to the bankcard sale and mergers ($3,395), higher mortgage revenue of $1,086, income from the purchase of bank owned life insurance ($381) and higher service charge revenue due to volume and the new "Overdraft Privilege" product.

The Corporation continues to benefit from its strategy of expanding its product lines beyond the core activities of generating loans and deposits as the revenues from secondary mortgage, insurance and investment products comprise a larger percentage of total revenues.

Noninterest Expense

Noninterest expense, consisting of salaries and employee benefits, occupancy and equipment costs, checkcard and merchant processing, supplies and other expenses was $35,703, $31,282 and $19,900 for 2003, 2002 and 2001 respectively. Of the $4,421 increase from 2002 to 2003, $2,057 was due to the merger of Bedford and $1,624 was due to the expansion of the secondary mortgage operation resulting from increased volume and entry into new markets. The remaining $748 was due primarily to higher incentives paid to all employees as a result of record earnings (the plan is self funding from increased revenues and expense containment attributable to results documented by the plan) and a $391 loss on the sale of a building in downtown Roanoke discussed under "net income" above.

The increase in noninterest expense of $11,382 from 2001 to 2002 was primarily due to mergers ($8,394), expansion of the secondary market operation ($728), salary increases due to merit, higher incentives paid based on earnings performance, the cost of a new core processor for a full year versus a partial year in 2001, higher online banking expense due to higher volume and expense relating to a profit performance study by an outside consultant.

Income Taxes

Income tax expense as a percentage of pre-tax income was 33.1%, 32.0% and 27.5% in 2003, 2002 and 2001, respectively. The increase in the effective tax rate from 2002 to 2003 was primarily due to the continued decline of nontaxable interest on securities as a percent of income before taxes. The increase from 2001 to 2002 is due primarily to the non-deductibility of the amortization of core deposit intangibles resulting from the acquisition of Salem Community Bankshares and the decline of nontaxable interest on securities.

Decisions as to which securities to purchase are based on taxable equivalent yields for specific terms. The Corporation has increased its investments in certain taxable securities, which had higher yields than nontaxable securities when measured on a taxable equivalent basis.

Balance Sheet

Total assets of the Corporation at December 31, 2003 were $1,326,811 compared to $992,431 at December 31, 2002. The acquisition of Bedford accounted for $304,415 of the increase. Excluding Bedford, total assets increased 3.0% ($29,968) due primarily to loan growth.

Total loans grew $308,227, from $691,661 to $999,888 due primarily to Bedford ($249,386). Excluding Bedford, loan growth was a strong 8.5% in spite of the weak national economy. Much of this growth was in the commercial real estate sector.

Fed funds sold, securities and other investments are up $20,004 due to the acquisition of Bedford. Mortgage loans held for sale balances are down $28,049 due to a drop in re-financing activity as a result of the recent rise in mortgage rates.

Goodwill and core deposit intangibles are up $22,756 due almost exclusively to the excess of the purchase price over book value recorded as part of the acquisition of Bedford on August 1, 2003.

Total deposits grew $203,114, from $845,688 to $1,048,802 due to Bedford ($183,450) and 2.3% due to internal growth. Lower cost checking account and other transaction account balances grew a strong 9.2%; whereas, higher cost certificate of deposit/IRA balances declined due to highly competitive pricing in our markets.

Short-term borrowings were up $31,524 from year-end 2002 to December 31, 2003. Bedford had $23,500 at December 31, 2003 which was used to partially fund their mortgage loan portfolio. An additional $5,000 resulted from moving long-term borrowings at the Federal Home Loan Bank to shorter term borrowings in order to take advantage of the lower borrowing costs at the short end of the yield curve.

Long term debt increased by $52,320 from December 31, 2002 to December 31, 2003 primarily due to borrowings of $45,131 on the books of Bedford at December 31, 2003 which were used to partially fund their mortgage loan portfolio, and the issuance of $12,372 of trust preferred stock via participation in a trust-preferred pool, the proceeds of which were used to pay the cash portion of the consideration to the stockholders of Bedford. These increases were offset by the transfer of $5,000 to short-term borrowings as discussed above.

Stockholder's Equity

Stockholders' equity increased $46,009 from December 31, 2002 to December 31, 2003 primarily due to the issuance of 1.403 million shares for the acquisition of Bedford amounting to $37,331. The remainder of the increase was due primarily to earnings net of dividends ($8,615) and a decrease of $1,077 in net tax effected unrealized gains on securities available for sale.

Stockholders' equity was $95,099 at December 31, 2002, compared to $86,633 at December 31, 2001, an increase of $8,466. This increase was due primarily to net income net of dividends ($7,152) plus an increase of $2,028 in net tax effected unrealized gains on securities available for sale. These items were partially offset by stock repurchases amounting to $1,682.

All financial institutions are required to maintain minimum levels of regulatory capital. The Federal Reserve and the Office of the Comptroller of the Currency (OCC) have established substantially similar risk-based and leveraged capital standards for the financial institutions they supervise. Under the risk-based capital requirements of these regulatory agencies, the Bank is required to maintain a minimum ratio of total capital to risk-weighted assets of at least 8%. At least half of the total capital is required to be "Tier 1 capital", which consists principally of common and certain qualifying preferred stockholders' equity less certain intangibles and other adjustments. The remainder, "Tier 2 capital", consists of a limited amount of subordinated and other qualifying debt and a limited amount of the general loan loss reserve. Tier 1 and total capital to risk-weighted assets ratios on a consolidated basis at December 31, 2003, were 11.51% and 12.66% respectively, exceeding minimum requirements. Management presently intends to maintain ratios in excess of 8.0% and 10.0% respectively for its "Tier 1" and "Tier 2" capital.

In addition, federal regulatory agencies have established minimum leveraged capital guidelines for insured financial institutions (Tier 1 capital to tangible assets). These guidelines provide for a minimum leveraged capital ratio of 3% for banks and their respective holding companies that meet certain specified criteria, including that they have the highest regulatory examination rating and are not contemplating significant growth or expansion. All other institutions are expected to maintain a leverage ratio of at least 100 to 200 basis points above that minimum. The guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets. The leverage ratio of the Corporation on a consolidated basis at December 31, 2003 was 9.23%.

As of December 31, 2003, the affiliate banks were categorized as "well capitalized" by the regulators under the regulatory framework for prompt corrective action based upon their latest notification. To be categorized as well capitalized, minimum total risk-based capital, Tier 1 risk-based capital, and Tier 1 leverage ratios of 10.0%, 6.0% and 5.0%, respectively, must be maintained. The affiliate banks exceeded all three of these minimums as of December 31, 2003. There are no conditions or events that management believes have changed the category of any of the affiliate banks.

Past Due Loans and Nonperforming Assets

Loans past due 90 days and over at December 31, 2003 on which interest was still accruing totaled $437 compared to $596 at December 31, 2002. Expressed as a percentage, these loans represent .04% and .09% of total loans, net of unearned income outstanding at December 31, 2003 and 2002, respectively. A substantial portion of these loans is secured by real estate and management anticipates no material losses as these loans are repaid or collection is completed through liquidation of underlying collateral.

Nonaccrual loans and other real estate owned totaled $5,014 at December 31, 2003, compared to $3,915 at December 31, 2002. The acquisition of Bedford offset a $205 decrease between the years adding $1,304 to nonaccrual loans and other real estate owned. Expressed as a percentage, nonaccrual loans and other real estate declined as a percent of loans, net of unearned plus other real estate from .56% at December 31, 2002 to .50% at December 31, 2003. Management does not anticipate any significant increase in these levels.

Allowance for Loan Losses

The Corporation identifies specific credit exposures through its periodic analysis of the loan portfolio and monitors general exposures from economic trends, market values and other external factors. The Corporation maintains an allowance for loan losses, which management believes is adequate to absorb losses inherent in the loan portfolio. The allowance for loan losses increased $2,536 to $12,002 or 1.20% of outstanding loans, net of unearned income at December 31, 2003, from $9,466 or 1.37% of outstanding loans, net of unearned income at December 31, 2002. The increase in the amount of the allowance for loan losses was due primarily to the acquisition of Bedford ($1,582) and loan growth. The allowance for loan losses as a percent of outstanding loans, net of unearned income, declined due to the acquisition of Bedford. Bedford's reserve is lower because its loan portfolio consists primarily of loans secured by residential real estate which have a much lower risk of loss than commercial loans or regular consumer loans. The allowance for loan losses increased $639 to $9,466 or 1.37% of outstanding loans, net of unearned income at December 31, 2002 from $8,827 or 1.36% of outstanding loans, net of unearned income at December 31, 2001.

The adequacy of the allowance for loan losses is reviewed quarterly and, for commercial loans, is calculated based on a very structured commercial credit risk grading system, which is continuously monitored. All commercial and commercial real estate loans over $25 are risk rated. Loans identified as "Watch" and "Special Mention" are grouped into pools of risk with loss factors consistent with identified risk. Loans with "Classified" ratings are assigned allocated reserves based on identified risk exposure in each individual credit. "Pass" credits have reserve factors applied consistent with migration analysis and ten year forward moving historic loss experience. The allowance for other loan categories (consumer, equity line and real estate mortgage) is based on historic loss experience. Reserve assumptions are monitored and validated quarterly.

Liquidity and Capital Resources

Liquidity is the ability to provide sufficient cash flow to meet financial commitments and to fund additional loan demand or withdrawal of existing deposits. Liquidity projections are updated quarterly under "most likely", "potential" and "crises" scenarios. Under all of these scenarios, the Corporation had ample liquidity and the targeted ratios were well within policy guidelines (loans to funding sources are less than 80%, pledged to total securities are less than 50% and external wholesale funding is less than 18% of total liabilities).

Funding sources primarily include customer-based core deposits and cash generated by operations. Another source of liquidity is additional borrowings from the Federal Home Loan Bank of Atlanta. The Corporation has additional borrowing capacity of $139,000 under its existing agreement with the FHLB as of December 31, 2003, based on the level of qualifying portfolio mortgage loans available for securitization. Should the need arise, secondary sources of liquidity are available including $56,000 in unused Federal funds lines of credit, agreements whereby the Corporation can raise funds through the secondary certificate of deposit market and the ability to liquidate assets held for sale, especially investment securities.

The only significant source of cash for the holding company is dividends from its bank subsidiaries. The maximum amount of dividends that may be paid by each affiliate bank to the holding company in any calendar year without prior regulatory approval is the retained net profits of that year, as defined, combined with the retained net profits for the two preceding years. In effect, this limits 2004 dividends (unless prior regulatory approval is obtained) to $14,904 plus year-to-date 2004 net profits as of the declaration date. This limitation had no effect on the liquidity of the holding company in 2003 and it is not expected to have any material impact in 2004. During 2003, the affiliate banks paid $6,835 in dividends to the holding company.

Contractual Cash Obligations

The following summarizes the Corporation's cash obligations at December 31, 2003, and the effect such obligations are expected to have on liquidity and cash flow in the future periods. The Corporation also has line of credit commitments in the normal course of business that are excluded from this table, most of which expire within twelve months (see Note 17).

	Total	Less Than 1 Year	2-3 Years	4-5 Years	After 5 Years
Federal Home Loan Bank Borrowings	$ 96,546	54,568	16,016	25,390	572
Trust Preferred Securities	27,836	-	-	-	27,836
Operating Leases	1,250	358	591	230	71
Total Contractual Cash Obligations	$125,632	54,926	16,607	25,620	28,479

Market Price and Dividend Data

The following information reflects per share data for the periods indicated relative to Common Stock trading values and dividends. Both the trading values and per share dividends in the tables below have been adjusted to reflect the effects of a 6% stock dividend declared in January 2002.

2003	Trading Value High	Trading Value Low	Dividends Per Share
First Quarter	$ 30.39	23.00	0.17
Second Quarter	29.30	23.87	0.17
Third Quarter	29.02	26.16	0.18
Fourth Quarter	30.95	25.75	0.18

2002	Trading Value High	Trading Value Low	Dividends Per Share
First Quarter	$ 20.00	18.26	0.17
Second Quarter	31.08	19.00	0.17
Third Quarter	31.94	28.53	0.17
Fourth Quarter	31.00	23.70	0.17

As of December 31, 2003, there were 1,895 holders of record of FNB Corporation Common Stock.

Market Risks Related to Financial Instruments

The Corporation is a party to a variety of financial instruments in the ordinary course of business, including loans, investments and deposits. By their nature most financial instruments carry associated market risks. The most significant market risk associated with the Corporation's financial instruments is interest rate risk; that is, the risk that net interest income and fair values of the Corporation could change as a result of changes in market interest rates. For example, a decline in market interest rates will generally have the effect of reducing the expected future interest to be received on a loan with a variable contractual interest rate with no impact on its fair value. However, such a decline will normally have the effect of increasing the fair value of a fixed contractual rate investment security.

The Corporation manages its interest rate risk by establishing asset/liability management policies and by continually monitoring the characteristics of its asset and liability portfolios that impact interest rate risk. Interest rate management is conducted in coordination with the management of liquidity and capital adequacy. Interest rate risk is managed by an asset liability committee comprised of senior officers and monitored by the corporate and bank boards. Management seeks to minimize the risks to earnings and equity associated with movements in interest rates. To achieve this objective, management monitors such factors as:

- Relative volumes of fixed-rate versus variable-rate loans and deposits;
- Average interest rate spreads between interest bearing assets and liabilities; and,
- Maturity and re-pricing schedules of loans, investment securities and deposits, including the extent to which expected maturities of interest sensitive assets align with that of interest sensitive liabilities ("sensitivity gap").

Techniques used by management to adjust exposure to interest rate risk include but are not limited to selling certain types of loans (especially fixed rate loans); periodically changing stated interest rates charged on loans and offered on deposits in conjunction with market trends; promoting or changing the pricing of or developing new products to emphasize or de-emphasize different maturities and/or fixed versus variable loans and deposits; redirecting funds from the maturity of investment securities and loan repayments and careful selection among choices of sources of borrowed funds other than deposits. The Corporation has not entered into any derivative financial instruments such as futures, forward interest rate agreements, swaps or option contracts in order to manage interest rate risk. However, policies of the Asset Liability Committees permit purchases of a limited amount of these instruments should they think it prudent to do so to enhance interest rate risk management. In general, the Corporation does not enter into financial instruments for trading purposes nor does it try to "time" the market.

An important analytical technique used by management to manage interest rate risk is "interest rate shock" by means of a computer simulation model. One method projects the impact that multiple interest rate scenarios have on earnings. The model incorporates current volumes, average rates and scheduled maturities and payments of asset and liability portfolios, together with multiple scenarios of projected prepayments, re-pricing opportunities and anticipated volume growth. This method is subject to the accuracies of the assumptions that underlie the process, however, it provides a better illustration of the sensitivity of earnings to changes in interest rates than other techniques. A second method seeks first to estimate the current market value of the Corporation's assets and liabilities by applying present value techniques (discounting) of the Corporation's assets and liabilities at current market interest rates. The difference between the market value of assets and liabilities is the market value of the Corporation's equity. The current market value of assets and liabilities is then recalculated assuming a hypothetical increase or decrease in market interest rates of up to 300 basis points within a 12 month period.

The table below reflects the outcome of these analyses at December 31, 2003. Earnings would rise by 8.85% if rates were to increase by 300 basis points over a 12-month period and fall by 9.56% if they were to fall by 300 basis points within a 12-month period. The Corporation is positioned to benefit from an earnings standpoint over the next twelve months from a rise in rates. Market value of equity would decline .86% if market rates were to rise by 300 basis points and rise by .54% if market rates were to fall by 300 basis points. With the exception of the hypothetical decline in rates of 200 and 300 basis points on earnings which is deemed to be unrealistic with current interest rates close to all time lows, all of these changes fall within management's guideline maximums.

Change in Prime Rate Over 12 Months	Hypothetical Percent Change In Earnings	Hypothetical Percent Change Market Value Equity
3.00%	8.85%	-.86%
2.00%	6.08%	-.61%
1.00%	3.01%	-.38%
-1.00%	-2.60%	.41%
-2.00%	-6.13%	.60%
-3.00%	-9.56%	.54%

The simulation model incorporates management's estimates on loan prepayments, which vary depending upon the relationship between the change in rates scenarios and current book yields. Investment securities are assumed to remain in the portfolio until maturity unless called by the issuer. Management presently limits the investment of funds in callable securities to limited circumstances. Non-maturity deposits such as checking and savings are assumed to have a life of 60-months. Rates on interest bearing accounts are increased or decreased according to the pricing expectations, before cash flows are discounted. As a result, while the rates on these accounts change, they do not change as quickly or to the same extent as market rates. This captures the value of the optionality in the pricing of these deposits. Discount rates for loans are based upon loan pricing spreads and discount rates for term deposits are based upon the cost of wholesale funding. The model described above is used by many financial institutions and conforms to the guidelines established by the OCC.

Impact of Inflation and Changing Prices

The majority of the assets and liabilities of a financial institution are monetary in nature and therefore differ greatly from most industrial companies that have significant investments in fixed assets. Due to this fact, the effects of inflation on the Corporation's balance sheet are minimal, meaning that there are no substantial increases or decreases in net purchasing power over time. The most significant effect of inflation is on other expenses that tend to rise during periods of general inflation. The most significant item that does not reflect the effects of inflation is depreciation expense because historically presented dollar values used to determine this expense do not reflect the effect of inflation on the market value of depreciable assets.

Management thinks that the most significant impact of inflation on financial results is changes in interest rates and the Corporation's ability to react to those changes. As discussed below, management attempts to measure, monitor and control interest rate risk.

FNB CORPORATION
105 Arbor Drive, P.O. Box 600, Christiansburg, VA 24068-0600

MANAGEMENT'S STATEMENT OF FINANCIAL RESPONSIBILITY

The management of FNB Corporation is responsible for the content of the financial information contained herein. In order to meet this responsibility, the financial statements have been prepared in conformity with U.S. generally accepted accounting principles appropriate in the circumstances to reflect, in all material respects, the substance of events and transactions that should be included.

The accounting systems and related internal accounting controls of FNB Corporation and its subsidiaries are designed to provide reasonable assurance that the financial records are reliable for preparing financial statements and maintaining accountability for assets, including safeguarding assets against loss from unauthorized use or disposition. The system of internal controls is augmented by written policies, internal audits and staff training programs.

The Audit Committee of FNB Corporation, composed solely of outside directors, reviews the internal audit function and meets periodically with representatives of Brown Edwards & Company, L.L.P., independent public accountants, whose selection to express an independent professional opinion as to the fairness of the presentation of FNB Corporation's consolidated financial statements has been ratified by the shareholders.



William P. Heath, Jr.
President and Chief
Executive Officer
FNB Corporation



Daniel A. Becker
Senior Vice President and
Chief Financial Officer
FNB Corporation

BROWN,
EDWARDS&
COMPANY, L.L.P.
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
FNB Corporation
Christiansburg, Virginia

We have audited the accompanying consolidated balance sheets of FNB Corporation and Subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income and comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of FNB Corporation and Subsidiaries as of December 31, 2003 and 2002, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Brown, Edwards & Company, L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS

February 2, 2004

Providing Professional Business Advisory & Consulting Services

1815 Jefferson Street • P.O. Box 1697 • Bluefield, WV 24701-1697 • 304-325-8157 • Fax: 304-327-8571 • www.BEcpas.com
Member: SEC and Private Companies Practice Sections of American Institute of Certified Public Accountants

December 31, 2003 and 2002

CONSOLIDATED BALANCE SHEETS (in thousands, except share and per share data)

ASSETS

	2003	2002
Cash and due from banks	$ 36,838	29,241
Federal funds sold	1,200	11,150
Securities available-for-sale, at fair value	173,641	141,888
Securities held-to-maturity, at amortized cost (fair value approximated $10,009 and $16,681 at December 31, 2003 & 2002, respectively)	9,674	16,075
Other investments at cost	9,922	5,320
Mortgage loans held for sale	6,222	34,271
Loans, net of unearned income	999,888	691,661
Less allowance for loan losses	12,002	9,466
Loans, net	987,886	682,195
Other real estate owned	1,872	1,001
Bank premises and equipment, net	24,373	23,201
Goodwill	42,624	21,735
Core deposit intangibles	6,671	4,804
Other assets	25,888	21,550
Total assets	$1,326,811	992,431

LIABILITIES AND STOCKHOLDERS' EQUITY

	2003	2002
Deposits		
Noninterest-bearing demand deposits	$ 134,819	104,710
Interest-bearing demand and savings deposits	380,142	291,391
Time deposits	410,005	358,273
Certificates of deposit of $100,000 and over	123,836	91,314
Total deposits	1,048,802	845,688
Short term borrowings	39,595	8,071
Long term debt	90,851	38,531
Other liabilities	6,455	5,042
Total liabilities	1,185,703	897,332
Stockholders' equity		
Common stock, $5.00 par value. Authorized 25,000,000 shares; issued and outstanding 7,234,050 shares in 2003 and 5,807,508 in 2002	36,170	29,038
Surplus	82,252	51,289
Unearned ESOP shares (22,333 and 49,490 shares in 2003 and 2002, respectively)	(345)	(721)
Retained earnings	21,203	12,588
Accumulated other comprehensive income (loss)	1,828	2,905
Total stockholders' equity	141,108	95,099
Total liabilities and stockholders' equity	$1,326,811	992,431

See accompanying notes to consolidated financial statements.

Years Ended December 31, 2003, 2002 and 2001
(in thousands, except per share data)

CONSOLIDATED STATEMENTS OF INCOME
AND COMPREHENSIVE INCOME

	2003	2002	2001
Interest income:			
Interest and fees on loans	$ 52,712	49,285	39,438
Interest on securities:			
Taxable	6,447	7,988	5,829
Nontaxable	1,094	1,527	1,850
Interest on federal funds sold and short term investments	1,211	818	733
Total interest income	61,464	59,618	47,850
Interest expense:			
Deposits	16,945	20,051	21,479
Federal funds purchased and securities sold under agreements to repurchase	66	111	271
Debt	2,924	2,034	1,077
Total interest expense	19,935	22,196	22,827
Net interest income	41,529	37,422	25,023
Provision for loan losses	2,158	1,369	1,637
Net interest income after provision for loan losses	39,371	36,053	23,386
Noninterest income:			
Service charges on deposit accounts	5,105	3,418	1,714
Loan origination fees	6,116	2,894	1,298
Other service charges and fees	2,276	1,828	1,687
Other income	2,147	1,908	868
Gain on sale of bankcards	-	1,206	-
Securities gains (losses), net	34	291	231
Total noninterest income	15,678	11,545	5,798
Noninterest expense:			
Salaries and employee benefits	19,323	16,231	9,952
Occupancy and equipment expense, net	5,790	5,130	3,571
Cardholder/merchant processing	572	719	521
Supplies expense	822	860	685
Telephone expense	653	749	471
Amortization of goodwill	-	-	442
Amortization of core deposit intangibles	1,193	1,068	-
Other expenses	7,350	6,525	4,258
Total noninterest expense	35,703	31,282	19,900
Income before income tax expense	19,346	16,316	9,284
Income tax expense	6,414	5,225	2,550
Net income	$ 12,932	11,091	6,734

Years Ended December 31, 2003, 2002 and 2001
(in thousands, except per share data)

CONSOLIDATED STATEMENTS OF INCOME
AND COMPREHENSIVE INCOME (Continued)

	2003	2002	2001
Other comprehensive income (loss), net of income tax expense (benefit):			
Gross unrealized gains (losses) on available-for-sale securities	(1,043)	2,319	1,057
Less: Reclassification adjustment for (gains) losses included in net income	(34)	(291)	(231)
Other comprehensive income	(1,077)	2,028	826
Comprehensive income	$ 11,855	13,119	7,560
Basic earnings per share	$ 2.03	1.93	1.54
Diluted earnings per share	$ 2.01	1.90	1.53

See accompanying notes to consolidated financial statements.

Years Ended December 31, 2003, 2002 and 2001

CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands)

	2003	2002	2001
Cash flows from operating activities:			
Net income	$ 12,932	11,091	6,734
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	2,158	1,369	1,637
Depreciation and amortization of bank premises and equipment	2,581	2,455	1,882
Amortization of goodwill	-	-	436
Amortization of core deposit intangibles	1,193	1,068	-
ESOP compensation	317	299	418
Stock awards compensation	306	164	70
Deferred income tax expense (benefit)	-	45	(259)
Loss (gain) on sales of securities available-for-sale, net	(34)	(291)	(231)
Amortization of premiums and accretion of discounts, net	1,386	1,037	190
Loss (gain) on sale of other real estate and fixed assets	363	(107)	-
Gain on sale of bankcard portfolio	-	(1,206)	-
Change in mortgage loans held for sale	29,780	(20,345)	(10,008)
Decrease (increase) in other assets	(2,021)	1,145	(660)
Decrease in other liabilities	(460)	(785)	(201)
Net cash provided by operating activities	$ 48,501	(4,061)	8

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

Years Ended December 31, 2003, 2002 and 2001 (in thousands)

	2003	2002	2001
Cash flows from investing activities:			
Net decrease (increase) in federal funds sold	$ 9,950	(2,140)	(1,850)
Net decrease (increase) in short term investments	-	16,549	(18,237)
Proceeds from sales of securities available-for-sale	17,691	5,718	30,366
Proceeds from calls and maturities of securities available-for-sale	84,657	88,100	38,464
Proceeds from calls and maturities of securities held-to-maturity	6,836	15,824	7,466
Purchases of securities available-for-sale	(129,372)	(87,083)	(96,002)
Purchases of securities held-to-maturity	(430)	(1,351)	(329)
Acquisition of subsidiaries	9,603	-	69,851
Cash payment for purchase of Salem Community Bankshares	-	(13,550)	-
Sale of bankcard portfolio	-	10,266	-
Net (increase) decrease in loans	(70,838)	(55,839)	2,293
Proceeds from sale of fixed assets and other real estate owned	2,238	2,120	413
Recoveries on loans previously charged off	436	918	365
Bank premises and equipment expenditures	(2,719)	(2,924)	(2,808)
Investment in bank owned life insurance	-	(10,800)	-
Net cash used in investing activities	$(71,948)	(34,192)	29,992

Years Ended December 31, 2003, 2002 and 2001
(in thousands)

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

	2003	2002	2001
Cash flows from financing activities:			
Net increase in deposits	$ 14,646	38,901	19,144
Net increase (decrease) in federal funds purchased and securities sold under agreements to repurchase	15,524	(392)	(2,171)
Net increase (decrease) in other borrowed funds	4,680	5,713	(25,608)
Principal payments on ESOP debt	376	-	(418)
Repurchase of FNB Corporation stock, net	(94)	(1,682)	(1,388)
Stock options exercised	229	76	-
Dividends paid	(4,317)	(3,939)	(3,067)
Net cash provided by financing activities	31,044	38,677	(13,508)
Net increase in cash and due from banks	7,597	424	16,492
Cash and due from banks at beginning of year	29,241	28,817	12,325
Cash and due from banks at end of year	$ 36,838	29,241	28,817

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years Ended December 31, 2003, 2002 and 2001 (in thousands, except share and per share data)

	Common Stock	Surplus	Unearned ESOP Shares	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balances at December 31, 2000	$ 20,224	25,037	(1,374)	8,004	51	51,942
Net income	-	-	-	6,734	-	6,734
Cash dividends, $0.68 per share	-	-	-	(3,020)	-	(3,020)
ESOP shares allocated upon loan repayment	-	-	418	-	-	418
Stock awards issued	28	62	-	-	-	90
Stock options exercised	1	3	-	-	-	4
Repurchase and retirement of common stock	(382)	(1,006)	-	-	-	(1,388)
Change in net unrealized gains (losses) on securities available-for-sale, net of tax effect of $426 and reclassification adjustments	-	-	-	-	826	826
Stock issued to purchase Southwest Virginia Savings Bank	1,464	3,497	-	-	-	4,961
Fair value of options resulting from merger	-	317	-	-	-	317
Unearned shares-Southwest Virginia Savings Bank ESOP at merger	-	-	(183)	-	-	(183)
Stock issued to purchase Salem Community Bankshares, Inc.	6,361	19,571	-	-	-	25,932
Balances at December 31, 2001	$ 27,696	47,481	(1,139)	11,718	877	86,633

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (continued)

Years Ended December 31, 2003, 2002 and 2001
(in thousands, except share and per share data)

	Common Stock	Surplus	Unearned ESOP Shares	Retained Earnings	Accumulated Other Comprehensive Income	Total
Net income $	-	-	-	11,091	-	11,091
Cash dividends, $0.68 per share	-	-	-	(3,923)	-	(3,923)
6% Stock dividend	1,649	4,633	-	(6,282)	-	-
Cash payment for fractional shares on 6% stock dividend	-	-	-	(16)	-	(16)
ESOP shares allocated upon loan repayment	-	299	418	-	-	717
Stock issued	14	61	-	-	-	75
Stock awards issued	37	138	-	-	-	175
Stock options exercised	39	37	-	-	-	76
Repurchase and retirement of common stock	(410)	(1,399)	-	-	-	(1,809)
Change in net unrealized gains (losses) on securities available-for-sale, net of tax effect of $1,045	-	-	-	-	2,028	2,028
Adjustment related to purchase of Salem Community Bankshares, Inc.	13	39	-	-	-	52
Balances at December 31, 2002	$ 29,038	51,289	(721)	12,588	2,905	95,099

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (continued)

Years Ended December 31, 2003, 2002 and 2001 (in thousands, except share and per share data)

	Common Stock	Surplus	Unearned ESOP Shares	Retained Earnings	Accumulated Other Compre-hensive Income	Total
Net Income	$ -	-	-	12,932	-	12,932
Cash dividends, $0.70 per share	-	-	-	(4,317)	-	(4,317)
ESOP shares allocated upon loan repayment	-	317	376	-	-	693
Stock awards issued	57	255	-	-	-	312
Stock options exercised	74	155	-	-	-	229
Repurchase and retirement of common stock	(16)	(78)	-	-	-	(94)
Acquisition of subsidiary	7,017	30,314	-	-	-	37,331
Change in net unrealized gains (losses) on securities available-for-sale, net of tax effect of $(557)	-	-	-	-	(1,077)	(1,077)
Balances at December 31, 2003	$ 36,170	82,252	(345)	21,203	1,828	$141,108

See accompanying notes to consolidated financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the more significant accounting policies used in the preparation and presentation of the financial statements. The accounting and reporting policies of the Corporation conform to U. S. Generally Accepted Accounting Principles and general practices within the banking industry.

In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the year. Material estimates that are particularly susceptible to significant changes in the near term related to the determination of the allowance for loan losses, valuation of other real estate acquired in connection with foreclosures or in satisfaction of loans and the estimates of fair market values of loans, deposits and other assets and liabilities acquired in merger transactions accounted for under the purchase method of accounting. Actual results could differ significantly from those estimates.

(a) Consolidation

The consolidated financial statements include FNB Corporation, a bank holding company and its wholly-owned subsidiaries (collectively the "Corporation"). The primary subsidiaries of FNB Corporation are First National Bank, FNB Salem Bank & Trust, N.A., and Bedford Federal Savings Bank (collectively referred to as the "Bank"). Significant intercompany transactions and balances have been eliminated in consolidation.

(b) Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include those amounts in the balance sheet caption, cash and due from banks. Generally, cash and cash equivalents are considered to have maturities of three months or less. The Bank maintains amounts due from banks, which, at times, may exceed federally insured limits. No losses have been experienced in such accounts.

(c) Securities

The Corporation follows the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments In Debt and Equity Securities." Under Statement 115, investments in debt and equity securities are required to be classified in three categories and accounted for as follows:

- Debt securities which the Corporation has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost, computed by the level yield method.

- Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in income. The Corporation has no trading securities.

- Debt and equity securities not classified as either held-to-maturity or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from income and reported as a separate component of stockholders' equity, net of the related income tax effect.

Gains and losses on sales of securities are based on the net proceeds and adjusted carrying amount of the security sold using the specific identification method. Declines in fair values of individual securities below their cost that are other than temporary are charged to income resulting in a new cost basis for the security.

(d) Loans

Loans are stated at the amount of funds disbursed plus the applicable amount, if any, of unearned interest and deferred fees and costs less payments received. Interest on commercial and real estate mortgage loans is accrued based on the average loan balance outstanding times the applicable interest rate. Interest on installment loans is recognized on methods which approximate the level yield method. Loan origination and commitment fees and certain costs are deferred, and the net amount is amortized over the contractual life of the related loans as an adjustment of the yield.

Interest related to nonaccrual loans is recognized on the cash basis. Loans are generally placed on nonaccrual status when the collection of principal or interest is 90 days or more past due, unless the obligation is both well-secured and in the process of collection.

Mortgage loans held for sale are carried at the lower of aggregate cost or market value. Gains or losses on sales of loans are recognized when control over these assets has been surrendered.

(e) Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. A loan is considered impaired when, based on management's judgment, it is probable that the Corporation will not be able to collect on all amounts due according to the contractual terms of the loan. In making such assessment, management considers the individual strength of borrowers, the strength of particular industries, the payment history of individual loans, the value and marketability of collateral and general economic conditions. Management's methodology for evaluating the collectibility of a loan after it is deemed to be impaired does not differ from the methodology used for nonimpaired loans.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Corporation does not separately identify individual consumer and residential loans for impairment disclosures.

(f) Business Combinations

Business combinations are accounted for by the purchase method under which net assets of the business acquired are recorded at their estimated fair values as of the date of acquisition with any excess of the cost of the acquisition over the fair value of the net tangible and intangible assets acquired recorded as goodwill. Results of operations of the acquired business are included in the income statement from the date of acquisition.

(g) Goodwill and Other Intangible Assets

Goodwill represents the excess of the cost of an acquisition over the fair value of the net assets acquired. Other intangible assets represent purchased assets that also lack physical substance but can be distinguished from goodwill because of contractual or other legal rights or because the asset is capable of being sold or exchanged either on its own or in combination with a related contract, asset, or liability. On January 1, 2002, the Corporation adopted SFAS 142, Goodwill and Other Intangible Assets. Under the provisions of SFAS 142, goodwill is no longer ratably amortized into the income statement over an estimated life, but rather is tested at least annually for impairment. Intangible assets which have finite lives continue to be amortized over their estimated useful lives and also continue to be subject to impairment testing. All other intangible assets have finite lives and are amortized on a straight-line basis over varying periods not exceeding 10 years. Note 16 includes a summary of goodwill and other intangible assets.

(h) Bank Premises and Equipment, Net

Bank premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is charged to expense over the estimated useful lives of the assets, principally on the straight-line method. Costs of maintenance and repairs are charged to expense as incurred and improvements are capitalized.

(i) Other Real Estate Owned

Other real estate owned represents properties acquired through foreclosure or deed taken in lieu of foreclosure. At the time of acquisition, these properties are recorded at the lower of the recorded investment in the loan or fair value less estimated costs to sell. Expenses incurred in connection with operating these properties and subsequent write-downs, if any, are charged to expense. Gains and losses on the sales of these properties are credited or charged to income in the year of the sale.

(j) Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(k) Advertising Costs

Advertising costs are generally expensed as incurred.

(l) Stock Compensation Plans

Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," sets forth compensation recognition principles that are based on a fair value model. The Corporation has elected another alternative provided for under SFAS No. 123, which is to account for the activity under the Plan using the intrinsic value method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, compensation cost is not recognized in the financial statements for grants of stock options as all options granted under the Plan have an exercise price equal to the fair market value of the underlying stock at date of grant.

Compensation expense included in the accompanying Statement of Income related to stock grants under the plan during 2003, 2002 and 2001 totaled $203, $108 and $57, respectively, net of income taxes. Had compensation cost for the Company's stock compensation plan been determined consistent with SFAS 123, net income and earnings per share would have been reduced to the pro forma amounts reflected below for the years ended December 31:

Years Ended December 31,	2003	2002	2001
Net Income, as reported	$ 12,932	11,091	6,734
Add: Compensation expense related to stock grants included in net income, net of tax	203	108	57
Deduct: Compensation expense related to stock plans using fair value accounting, net of tax	336	221	140
Net Income, on a pro forma basis	$ 12,799	10,978	6,651
Basic earnings per share -			
As reported	$2.03	1.93	1.54
Pro forma	2.01	1.91	1.52
Diluted earnings per share -			
As reported	$2.01	1.90	1.53
Pro forma	1.99	1.88	1.51

For purposes of the pro forma calculation, compensation expense is recognized on a straight-line basis over the vesting period of the grant.

The weighted average fair value per share of options granted in 2003, 2002 and 2001 amounted to $ 6.02, $ 4.37 and $ 3.19, respectively. The fair values of stock options granted were estimated at the date of grant using the Black-Scholes option pricing model. The Black-Scholes option pricing model was originally developed for use in estimating the fair value of traded options, which have different characteristics from the Company's employee stock options. The model is also sensitive to changes in assumptions, which can materially affect the fair value estimate. The following weighted-average assumptions were used to determine the fair value of options.

Years Ended December 31,	2003	2002	2001
Dividend yield	2.5%	3.4%	3.5%
Expected life	10.0 years	10.0 years	10.0 years
Expected volatility	20%	20%	20%
Risk-free interest rate	3.6%	5.1%	5.1%

Compensation cost for awards of stock under the Plan requiring no payment by the grantee is recorded at the effective date of the award and is measured by the market price of the stock awarded as of that date. Such cost is amortized to expense over the period of service to which the award relates.

(m) Earnings Per Share

Basic earnings per share computations are based on the weighted average number of shares outstanding during each year (6,377,680, 5,758,490 and 4,373,138 in 2003, 2002 and 2001, respectively. Dilutive earnings per share reflects the additional common shares that would have been outstanding if dilutive potential common shares had been issued. Potential common shares that may be issued relate to non-vested stock grants and outstanding options determined by the Treasury Method. The weighted average shares outstanding do not include average unearned shares held by the Employee Stock Ownership Plan (ESOP) totaling 30,189, 58,874 and 82,402 shares for 2003, 2002 and 2001, respectively. The shares held by the ESOP are not considered outstanding for net income per share calculations until the shares are allocated to employee accounts.

(n) Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

(o) Trust Assets

Assets held by the Bank's trust department in a fiduciary or agency capacity are not included in the consolidated financial statements as they are not assets of the Corporation.

(p) Reclassification of Financial Statement Presentation

Certain reclassifications have been made to the 2002 and 2001 financial statements to conform with the 2003 financial statement presentation. Such reclassifications had no effect on net income as previously reported.

(2) RESTRICTIONS ON CASH

Federal reserve regulations require the Bank to maintain certain average balances as cash reserves. The reserve requirements approximated $9,601 and $7,748 at December 31, 2003 and 2002, respectively.

(3) SECURITIES AVAILABLE-FOR-SALE

The following sets forth the composition of securities available-for-sale, which are reported at fair value, at December 31, 2003 and 2002:

December 31, 2003		Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Fair Value
U.S. Treasury	$	150	1	-	151
U.S. Government agencies and corporations		56,860	515	(242)	57,133
Mortgage-backed		69,292	999	(341)	69,950
States and political subdivisions		19,041	459	(138)	19,362
Corporate		25,521	1,557	(33)	27,045
Total AFS debt securities	$	170,864	3,531	(754)	173,641

December 31, 2002		Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Fair Value
U.S. Government agencies and corporations	$	15,733	501	-	16,234
Mortgage-backed		75,602	2,014	-	77,616
States and political subdivisions		21,547	522	(95)	21,974
Corporate		24,604	1,473	(13)	26,064
Total AFS debt securities	$	137,486	4,510	(108)	141,888

The amortized cost and approximate fair value of securities available-for-sale that were in a loss position at December 31, 2003 are shown below.

			Gross Unrealized Losses		
December 31, 2003		Amortized Cost	Loss Position < 12 Months	Loss Position > 12 Months	Fair Values
U.S. Government agencies and corporations	$	11,910	242	-	11,668
Mortgage-backed		26,483	341	-	26,142
States and political subdivisions, loss < 1 year		2,070	73	-	1,997
loss > 1 year		4,410	-	65	4,345
Corporate		3,041	33	-	3,008
Totals	$	47,914	689	65	47,160

At December 31, 2003, the available for sale portfolio included 38 individual investments for which the fair market value was less than amortized cost. Management does not believe any individual unrealized loss as of December 31, 2003 represents an other-than-temporary impairment. These unrealized losses are primarily attributable to changes in interest rates resulting from market fluctuations. The Corporation has the ability to hold the securities contained in the previous table for a time necessary to recover the amortized cost.

The amortized cost and approximate fair value of securities available-for-sale by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

December 31, 2003	Amortized Cost	Approximate Fair Value
Due in one year or less	$ 2,219	2,255
Due after one year through five years	47,976	49,907
Due after five years through ten years	46,315	46,452
Due after ten years	74,354	75,027
Totals	$ 170,864	173,641

For the year ended December 31, 2003, 2002, and 2001, proceeds from sales of securities available-for-sale amounted to $17,691, $5,718 and $30,366, respectively. Gross realized gains on securities available-for- sale were $74, $290 and $357 in 2003, 2002 and 2001, respectively. Gross realized losses on securities available-for-sale were $25, $19 and $126 in 2003, 2002 and 2001, respectively. The tax benefit (provision) applicable to these net realized gains and losses amounted to $(17) $(92) and $(79), respectively.

The carrying value of securities available-for-sale pledged to secure public and trust deposits and securities sold under agreements to repurchase, and for other purposes as required or permitted by law, was $53,557 at December 31, 2003 and $51,306 at December 31, 2002.

(4) SECURITIES HELD-TO-MATURITY

The amortized cost, gross unrealized gains and losses, and approximate fair value of securities held-to-maturity at December 31, 2003 and 2002 are as follows:

December 31, 2003	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Fair Value
Mortgage-backed	$ 180	8	-	188
States and political subdivisions	9,494	327	-	9,821
Totals	$ 9,674	335	-	10,009

December 31, 2002	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Fair Value
Mortgage-backed	$ 259	14	-	273
States and political subdivisions	15,816	593	(1)	16,408
Totals	$ 16,075	607	(1)	16,681

No held-to-maturity securities were in a loss position at December 31, 2003.

The amortized cost and approximate fair value of securities held-to-maturity by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

December 31, 2003	Amortized Cost	Approximate Fair Value
Due in one year or less	$ 4,502	4,608
Due after one year through five years	4,078	4,260
Due after five years through ten years	996	1,041
Due after ten years	98	100
Totals	$ 9,674	10,009

Realized gains were $2 and $44 and realized losses were $17 and $24 on calls and maturities of securities held-to-maturity in 2003 and 2002, respectively, and were not material in 2001. The carrying value of securities held-to-maturity pledged to secure public and trust deposits and securities sold under agreements to repurchase, and for other purposes as required or permitted by law, was $6,974 and $7,493 at December 31, 2003 and 2002, respectively.

(5) RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Corporation has granted loans to officers and directors and their affiliates amounting to $6,670 in

2003 and $5,396 in 2002. During 2003, new direct loans to officers and directors amounted to $1,761 and repayments amounted to $487. In addition, there were loans of $8,546 and $2,767 at December 31, 2003 and 2002, respectively, which were endorsed by directors or had been made to companies in which directors had an equity interest.

At December 31, 2003 and 2002, there were deposits from officers and directors of $13,832 and $5,786, respectively.

(6) LOANS AND ALLOWANCE FOR LOAN LOSSES

At December 31, loans consisted of the following:

	2003	2002
Commercial	$ 87,826	76,665
Consumer	159,722	133,304
Real estate - commercial	282,366	225,316
Real estate - construction	90,663	49,186
Real estate - mortgage	379,311	207,190
Total loans, net of unearned income	999,888	691,661
Less allowance for loan losses	12,002	9,466
Loans, net	$ 987,886	682,195

At December 31, 2003 and 2002, the Corporation had sold without recourse to financial institutions and other customers of the Corporation participations in various loans in the amount of $55,905 and $26,920, respectively.

A summary of the changes in the allowance for loan losses (including allowances for impaired loans) follows:

Years Ended December 31,	2003	2002	2001
Balance at beginning of year	$ 9,466	8,827	5,670
Reserve acquired through merger	1,382	-	2,956
Provisions for loan losses	2,158	1,369	1,637
Additional reserve for branch loans purchased	-	-	188
Loan recoveries	436	941	365
Loan charge-offs	(1,440)	(1,671)	(1,989)
Balance at end of year	$12,002	9,466	8,827

Nonperforming assets consist of the following:

December 31,	2003	2002	2001
Nonaccrual loans	$ 3,142	2,914	2,815
Other real estate owned	1,872	1,001	1,420
Loans past due 90 days or more	437	596	1,031
Total nonperforming assets	$ 5,451	4,511	5,266

December 31,		2003	2002
Impaired loans without a valuation allowance	$	-	355
Impaired loans with a valuation allowance		3,293	3,100
Total impaired loans	$	3,293	3,455
Valuation allowance related to impaired loans	$	780	857

Years Ended December 31,	2003	2002	2001
Average investment in impaired loans	$ 3,374	2,764	2,297
Interest income recognized on impaired loans	$ 57	32	16
Interest income recognized on a cash basis on impaired loans	$ 130	32	16

There were no material commitments to lend additional funds to customers whose loans were classified as impaired at December 31, 2003.

(7) BANK PREMISES AND EQUIPMENT

Bank premises and equipment are stated at cost less accumulated depreciation and amortization as follows:

December 31,	2003	2002
Land	$ 4,217	3,571
Buildings	18,580	17,841
Furniture and equipment	20,762	18,391
Leasehold improvements	858	610
	44,417	40,413
Less accumulated depreciation and amortization	(20,044)	(17,212)
Totals	$ 24,373	23,201

Depreciation expense for the years ended December 31, 2003, 2002 and 2001 amounted to $2,581, $2,455 and $1,882, respectively.

(8) LEASING ACTIVITIES

The Corporation's leasing activities consist of the leasing of land and buildings under agreements in which the Corporation is lessee. These leases have been classified as operating leases.

The following is a schedule by years of future minimum rental payments required under non-cancelable operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2003:

Year ending December 31:

2004	$ 358
2005	338
2006	253
2007	142
2008	88
Thereafter	71
Total minimum payments required	$ 1,250

Rental commitments of less than one year are not included in the above schedule. Rentals charged to operations under operating leases were $373, $335 and $101 for the years ended December 31, 2003, 2002 and 2001, respectively.

(9) DEPOSITS

Time deposits and certificates of deposit of $100,000 and over as of December 31, 2003 mature as follows:

2004	$ 307,453
2005	73,711
2006	38,515
2007	51,573
2008	61,384
Thereafter	1,205
	$ 533,841

(10) SHORT TERM BORROWINGS AND LONG TERM DEBT

Securities sold under agreements to repurchase (repurchase agreements) at December 31, 2003 totaled $6,064 and were collateralized by investment securities controlled by the Corporation with a book value of $8,671. The maximum amount of repurchase agreements outstanding during 2003 was $9,497 and the average amount outstanding during 2003 was $6,834.

Advances from the Federal Home Loan Bank of Atlanta (FHLB) were $96,546 and $23,067 on December 31, 2003 and 2002, respectively. The interest rates on the advances as of December 31, 2003 range from 1.2 to 7.3 percent. The advances are collateralized under a blanket floating lien agreement whereby the Corporation gives a blanket pledge of single family residential first mortgage loans amounting to $314,061 at December 31, 2003. Of the total balance at December 31, 2003, $33,531, $14,000, $1,175 and $15,000 matures in 2004, 2005, 2006 and 2008, respectively. The remainder matures after 2008. The Corporation has additional borrowing capacity of $139,000 under its existing agreement with the FHLB at December 31, 2003.

FNB Corporation participated in a pool of subordinated debt securities issued by FNB Corporation and other financial institutions to a trust in a method generally referred to as trust preferred financing. FNB Corporation borrowed $15,464 that matures on December 18, 2031. Interest is payable quarterly at the three month LIBOR rate plus 3.60%.

The rate may not exceed 12.5% prior to December 18, 2006, and the borrowing may be repaid on or after this date without penalty. Proceeds were principally used to pay cash to Salem Community Bankshares, Inc. shareholders. The loan proceeds are treated as capital of FNB Corporation for regulatory purposes. In addition, FNB Corporation borrowed $12,372 that matures on June 26, 2033. Interest is payable quarterly at the three month LIBOR rate plus 3.10%. The rate may not exceed 11.75% prior to June 26, 2008, and the borrowing may be repaid on or after this date without penalty. Proceeds were principally used to pay cash to Bedford Bancshares, Inc. shareholders. The loan proceeds are treated as capital of FNB Corporation for regulatory purposes.

(11) EMPLOYEE BENEFIT PLANS

The Corporation sponsors a leveraged Employee Stock Ownership Plan (ESOP), which covers all employees following the completion of one year of service and attainment of age 21. Bedford Federal Savings Bank employees will participate beginning January 1, 2005. The ESOP invests substantially in stock of the Corporation. The purchase of some of the shares held by the ESOP has been financed by borrowings by the ESOP. FNB Corporation and First National Bank hold all ESOP loans. Consequently, in the consolidated balance sheets, the loans and the related liability have been eliminated. The amounts representing unearned employee benefits have been recorded as reductions in stockholders' equity. These amounts will be reduced as the ESOP debt is curtailed. Shares released are allocated to plan participants as of the end of the Plan's year based on an allocation formula specified in the Plan. The ESOP is repaying the loans (plus interest) using employer contributions and dividends received on the shares of common stock held by the ESOP. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings. Dividends on unallocated shares are recorded as a reduction of ESOP debt to the extent used for debt service, and as compensation expense to the extent expected to be allocated to participants' accounts as additional contributions. ESOP compensation expense of $559, $593 and $418 was recorded for 2003, 2002 and 2001, respectively.

ESOP shares as of December 31, 2003 consisted of 633,670 allocated shares and 22,333 unreleased and unearned shares. Based on quoted trading and bid prices, the fair value of the unreleased and unearned shares at December 31, 2003 was $29.70 per share.

The Corporation sponsors a 401(k) plan that covers substantially all employees who work at least 1,000 hours per year. Participants have the option to have up to 12% of their salary withheld on a pre-tax basis to be contributed to the plan. The Corporation matches 100% of the first 3% of the participants' contributions. Participants may choose among several investment options comprised primarily of mutual funds, but there is no stock of the Corporation in the plan. Matching contributions totaled $534, $235 and $174 for 2003, 2002 and 2001, respectively.

Bedford Federal Savings Bank employees will participate in the Corporation's 401(k) plan beginning January 1, 2005. During 2003 the employees of Bedford Federal Savings Bank participated in the 401(k) plan previously sponsored by Bedford Bancshares, Inc. Matching contributions to that plan were $36 for the year ended December 31, 2003.

(12) INCOME TAXES

Total income taxes are allocated as follows:

Years Ended December 31,	2003	2002	2001
Income	$ 6,414	5,225	2,550
Stockholders' equity, for net unrealized gains and (losses) on securities available-for-sale recognized for financial reporting purposes	(557)	1,045	426
Totals	$ 5,857	6,270	2,976

The components of federal income tax expense (benefit) are as follows:

Years Ended December 31,	2003	2002	2001
Current	$ 6,125	5,180	2,809
Deferred	289	45	(259)
Total	$ 6,414	5,225	2,550

The reconciliation of expected income tax expense at the statutory federal rate with the reported tax expense at the effective rate is as follows:

Years Ended December 31,	2003		2002		2001	
	Amount	Percent of Pretax Income	Amount	Percent of Pretax Income	Amount	Percent of Pretax Income
Expected tax expense at statutory rate	$ 6,771	35.0%	5,547	34.0%	3,157	34.0%
Increase (decrease) in taxes resulting from:						
Tax-exempt interest	(383)	(2.0)	(519)	(3.2)	(734)	(7.9)
Nondeductible interest expense	35	0.2	174	1.1	102	1.1
Other, net	(9)	(0.1)	23	0.1	25	0.3
Reported tax expense at effective rate	$ 6,414	33.1%	5,225	32.0%	2,550	27.5%

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are as follows:

December 31,	2003	2002
Deferred tax assets:		
Loans, principally due to allowance for loan losses and unearned fees	$ 3,813	2,737
Accrued employee benefits due to accrual for financial reporting purposes in excess of actual contributions	303	261
Accrued compensation benefits due to accrual for financial purposes in excess of deductible amounts	382	-
Other	122	180
Total deferred tax assets	4,620	3,178
Deferred tax liabilities:		
Bank premises and equipment, due to differences in depreciation	877	631
Securities, due principally to valuation allowance	940	1,497
Investment securities, due to differences in discount accretion	35	73
Prepaids, due to advance payments	238	178
Amortizable goodwill	340	228
Purchase accounting adjustment	448	371
Other	445	19
Total gross deferred tax liabilities	3,323	2,997
Net deferred tax asset, included in other assets	$ 1,297	181

(13) DIVIDEND RESTRICTIONS AND CAPITAL REQUIREMENTS

The holding company's principal asset is its investment in its wholly owned consolidated subsidiaries. The primary source to date of income for the holding company has been dividends from the Bank. Regulatory agencies limit the amount of funds that may be transferred from the Bank to the holding company in the form of dividends, loans, or advances.

Under applicable federal laws, the Comptroller of the Currency and the Office of Thrift Supervision restrict, without prior approval, the total dividend payments of the Bank in any calendar year to the net profits of that year, as defined, combined with the retained net profits for the two preceding years. Dividends that may be declared in 2004 without the approval of the Comptroller are $14,904 plus year-to-date 2004 net profits as of the declaration date.

The Corporation is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory--and possibly additional discretionary--actions by regulators that, if undertaken, could have a direct material effect on the Corporation's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, established by Section 38 of the Federal Deposit Insurance Act (FDI ACT), the Corporation must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Corporation's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Quantitative measures established by regulation to ensure capital adequacy require the Corporation to maintain minimum amounts and ratios of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital to average assets (as defined). Management believes, as of December 31, 2003, that the Corporation meets all capital adequacy requirements to which it is subject. The table below sets forth the ratios for the subsidiary banks and on a consolidated basis for December 31, 2003 and 2002.

As of December 31, 2003, the most recent regulatory notification, the subsidiary banks were categorized as well capitalized under the regulatory framework for prompt corrective action (Section 38 of the FDI ACT). To be categorized as well capitalized, minimum total risk-based capital, Tier 1 risk-based capital, and Tier 1 leverage ratios as set forth in the table below must be maintained. There are no conditions or events since that notification that management believes have changed the institution's category. As of December 31, 2002 the Comptroller of the Currency categorized the Banks as well capitalized under the regulatory framework for prompt corrective action (Section 38 of the FDI ACT).

As of December 31, 2003:

	Actual		Minimum Requirements For Capital Adequacy		Minimum Requirements Section 38 of Federal Deposit Insurance Act	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital (to Risk Weighted Assets)						
Consolidated	$129,327	12.7%	81,466	8.0%	N/A	
First National Bank	61,985	11.3%	43,883	8.0%	$ 54,854	10.0%
FNB Salem Bank & Trust	32,019	11.1%	23,077	8.0%	28,846	10.0%
Bedford Federal Savings Bank	28,052	15.5%	14,478	8.0%	18,098	10.0%
Tier 1 Capital (to Risk Weighted Assets)						
Consolidated	117,567	11.5%	40,893	4.0%	N/A	
First National Bank	55,417	10.1%	21,947	4.0%	32,921	6.0%
FNB Salem Bank & Trust	28,405	9.8%	11,594	4.0%	17,391	6.0%
Bedford Federal Savings Bank	26,470	14.6%	7,252	4.0%	10,878	6.0%
Tier 1 Capital (to Average Assets)						
Consolidated	117,567	9.2%	51,116	4.0%	N/A	
First National Bank	55,417	8.4%	26,389	4.0%	32,986	5.0%
FNB Salem Bank & Trust	28,405	8.6%	13,212	4.0%	16,515	5.0%
Bedford Federal Savings Bank	26,470	9.4%	11,264	4.0%	14,080	5.0%
Tangible Capital						
Bedford Federal Savings Bank	26,470	9.4%	4,207	1.5%	N/A	

As of December 31, 2002:

	Actual		Minimum Requirements For Capital Adequacy		Minimum Requirements Section 38 of Federal Deposit Insurance Act	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital (to Risk Weighted Assets)						
Consolidated	$ 90,379	11.6%	62,330	8.0%	N/A	
First National Bank	55,641	11.0%	40,466	8.0%	$ 50,583	10.0%
FNB Salem Bank & Trust	30,453	11.2%	21,752	8.0%	27,190	10.0%
Tier 1 Capital (to Risk Weighted Assets)						
Consolidated	81,117	10.4%	31,199	4.0%	N/A	
First National Bank	49,768	9.8%	20,313	4.0%	30,470	6.0%
FNB Salem Bank & Trust	27,056	10.0%	10,822	4.0%	16,234	6.0%
Tier 1 Capital (to Average Assets)						
Consolidated	81,117	8.4%	38,627	4.0%	N/A	
First National Bank	49,768	7.9%	25,199	4.0%	31,499	5.0%
FNB Salem Bank & Trust	27,056	8.2%	13,198	4.0%	16,498	5.0%

(14) SUPPLEMENTAL CASH FLOW INFORMATION

The Corporation paid $16,206, $22,027 and $23,353 for interest and $5,580, $4,660 and $2,839 for income taxes in 2003, 2002 and 2001, respectively. Noncash investing activities included $1,375, $906 and $932 of loans transferred to other real estate owned in 2003, 2002 and 2001, respectively.

(15) COMMITMENTS AND CONTINGENCIES

The Corporation is involved from time to time in litigation arising in the normal course of business. Management believes that any resulting settlements and disposition of these matters will not have a material effect on the Corporation's consolidated results of operations or financial position.

(16) GOODWILL AND OTHER INTANGIBLES

FASB Statement of Financial Accounting Standards No. 141 eliminated the pooling-of-interests method of accounting for business combinations and FASB Statement 142 superseded APB Opinion No. 17, Intangible Assets. Under Statement 142, certain goodwill and indefinite lived intangible assets are no longer amortized but are reviewed annually for impairment or more frequently if indications of impairment arise. Goodwill is required to be tested for impairment between the annual tests if an event occurs or circumstances change that will more-likely-than-not reduce the fair value of a reporting unit below its carrying value. An indefinite lived intangible asset is required to be tested for impairment between the annual tests if an event occurs or circumstances change indicating that the asset might be impaired. Separable intangible assets that have finite lives continue to be amortized over their useful lives, for which Statements 142 and 147 do not impose limits.

Effective January 1, 2002, the corporation ceased amortization of certain goodwill in accordance with FASB Statement 142. The impact on earnings and earnings per share for the years ended December 31, 2003, 2002, and 2001 is presented below and included with the presentation of the impact of Statements 142.

	For the Year Ended:		
	2003	2002	2001
Reported net income	$ 12,932	11,091	6,734
Add back:			
Goodwill amortization, net of tax,	-	-	306
Adjusted net income	$ 12,932	11,091	7,040
Basic earnings per share:			
Reported net income per share	$ 2.03	1.93	1.54
Add back:			
Goodwill amortization, net of tax	-	-	.07
Adjusted net income per share	$ 2.03	1.93	1.61
Diluted earnings per share:			
Reported net income per share	$ 2.01	1.90	1.53
Add back:			
Goodwill amortization, net of tax	-	-	.07
Adjusted net income per share	$ 2.01	1.90	1.60

In accordance with the disclosure requirements of FASB Statement 142, the following information is presented regarding intangibles subject to amortization and those not subject to amortization.

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Goodwill Subject to Amortization	$ -	-	-
Goodwill Not Subject to Amortization			
Balance, December 31, 2001	19,797	-	19,797
Reclass From Goodwill/ Other Adjustments	1,938	-	1,938
Impairment Charges	-	-	-
Balance, December 31, 2002	21,735	-	21,735
Additions Due to Bedford	20,889	-	20,889
Impairment Charges	-	-	-
Balance, December 31, 2003	$ 42,624	-	42,624

Core Deposit Intangibles	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Balance, December 31, 2001	$ 7,500	-	7,500
Reclass to Goodwill	(1,628)	-	(1,628)
Amortizations	-	1,068	(1,068)
Balance, December 31, 2002	5,872	1,068	4,804
Additions Due to Bedford	3,060	-	3,060
Amortizations	-	1,193	(1,193)
Balance, December 31, 2003	8,932	2,261	6,671
Total Goodwill and Other Intangible Assets	$ 51,556	2,261	49,295

In accordance with FASB Statement 142, the amortization expense for core deposit intangibles subject to amortization for each of the next 5 years from December 31, 2003 is as follows:

2004	$1,387
2005	$1,225
2006	$1,063
2007	$ 900
2008	$ 738

FASB Statement 142 requires an annual impairment test to be applied to all goodwill and other indefinite-lived intangible assets. The impairment test involves identifying separate reporting units based on the reporting structure of the Corporation, then assigning all assets and liabilities, including goodwill, to these units. Goodwill is assigned based on the reporting unit benefiting from the factors that gave rise to the goodwill. Each reporting unit is then tested for goodwill impairment by comparing the fair value of the unit with its book value, including goodwill. If the fair value of the reporting unit is greater than its book value, no goodwill impairment exists. However, if the book value of the reporting unit is greater than its determined fair value, goodwill impairment may exist and further testing is required to determine the amount, if any, of the actual impairment loss. Any impairment loss is charged against income in the period in which the impairment is recognized. The Corporation has completed its impairment tests of goodwill as of September 30, 2003 and 2002 and did not record an impairment loss as a result of either of these tests.

(17) FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Corporation is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. The financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheets. The contract amounts of those instruments reflect the extent of involvement the Corporation has in particular classes of financial instruments. Exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of these instruments. The Corporation uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Except for unused home equity lines totaling $61,968 at December 31, 2003, and $43,638 at December 31, 2002 (included in amounts below), the Corporation may or may not require collateral or other security to support the following financial instruments with credit risk:

	Contract Amounts	
December 31,	2003	2002
Financial instruments whose contract amounts represent credit risk:		
Commitments to extend credit	$ 204,423	128,919
Standby letters of credit	17,820	14,672

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Corporation evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Corporation upon extension of credit, is based on management's credit evaluation of the customer. Collateral held varies but may include securities, accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Collateral held varies but may include securities, accounts receivable, inventory, property, plant and equipment, and income-producing properties.

Commitments to extend credit and standby letters of credit are not reflected in the financial statements except to the extent of fees collected, which are generally reflected in income. The fulfillment of these commitments would normally result in the recording of a loan at the time the funds are disbursed.

The Corporation originates mortgage loans for sale to secondary market investors subject to contractually specified and limited recourse provisions. In 2003, the Corporation originated $422,699 and sold $452,481 to investors, compared to $236,300 originated and $215,955 sold in 2002. Every contract with each investor contains certain recourse language. In general, the Corporation may be required to repurchase a previously sold mortgage loan if there is major noncompliance with defined loan origination or documentation standards, including fraud, negligence or material misstatement in the loan documents. Repurchase may also be required if necessary governmental loan guarantees are canceled or never issued, or if an investor is forced to buy back a loan after it has been resold as a part of a loan pool. In addition, the Corporation may have an obligation to repurchase a loan if the mortgagor has defaulted early in the loan term. This potential default period ranges from six to twelve months after sale of a loan to the investor. Historically, repurchases under these recourse provisions have been minimal.

(18) CONCENTRATIONS OF CREDIT RISK

The Corporation does a general banking business, serving the commercial, agricultural and personal banking needs of its customers in its trade territory, commonly referred to as the New River Valley and the Roanoke Valley, which consists of Montgomery, Roanoke and Bedford Counties and portions of adjacent counties in Virginia. Operating results are closely correlated with the economic trends within this area, which are, in turn, influenced by the area's large employers which include Virginia Polytechnic Institute and State University, Radford University, the Radford Arsenal, General Electric and Norfolk Southern. Other industries include a wide variety of manufacturing concerns and agriculture-related enterprises. The ultimate collectibility of the loan portfolios and the recovery of the carrying amounts of repossessed property are susceptible to changes in the market conditions of this area. The commercial portfolio is diversified with no significant concentrations of credit within a single industry. The consumer loan portfolio included $108,339 and $93,431 of loans to individuals for household, family and other personal expenditures at December 31, 2003 and 2002, respectively. The real estate mortgage portfolio consists primarily of loans secured by 1-4 family residential properties.

(19) DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments," requires the Corporation to disclose estimated fair values of its financial instruments. The following methods and assumptions were used to estimate the approximate fair value of each class of financial instrument for which it is practicable to estimate that value:

(a) Cash and Due from Banks and Federal Funds Sold

The carrying amounts in the consolidated balance sheets are reasonable estimates of fair values.

(b) Securities

The fair value of securities, except certain state and municipal securities is estimated based on bid prices published in financial newspapers or bid quotations received from securities dealers. The fair value of certain state and municipal securities is not readily available through market sources other than dealer quotations, so fair value estimates are based on quoted market prices of similar instruments, adjusted for differences between the quoted instruments and the instruments being valued.

(c) Loans

Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type (commercial, mortgage, consumer, etc.), by interest rate terms (fixed and adjustable rate) and by performing and nonperforming categories. The fair value of performing loans is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan as well as estimates for operating expenses and prepayments. The estimate of maturity is based on the Corporation's historical experience with repayments for each loan classification, modified, as required, by an estimate of the effect of current economic and lending conditions.

Fair value for significant nonperforming loans is based on estimated cash flows that are discounted using a rate commensurate with the risk associated with the estimated cash flows. Assumptions regarding credit risk, cash flows and discount rates are judgmentally determined using available market information and specific borrower information.

(d) Deposits

The fair value of demand and savings deposits is the amount payable on demand. The fair value of fixed maturity time deposits and certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

(e) Federal Funds Purchased, Securities Sold Under Agreements to Repurchase and Other Borrowed Funds

Rates currently available for debt with similar terms and remaining maturities are used to estimate fair value of existing debt.

(f) Commitments to Extend Credit and Standby Letters of Credit

The only amounts recorded for commitments to extend credit and standby letters of credit are the deferred fees arising from these unrecognized financial instruments. These deferred fees are not deemed significant at December 31, 2003 and 2002, and as such, the related fair values have not been estimated.

The carrying amounts and approximate fair values of the Corporation's financial instruments are as follows:

December 31,	2003		2002	
	Carrying Amounts	Approximate Fair Values	Carrying Amounts	Approximate Fair Values
Financial assets:				
Cash and due from banks	$ 36,838	36,838	29,241	29,241
Federal funds sold	1,200	1,200	11,150	11,150
Securities available-for-sale	173,641	173,641	141,888	141,888
Securities held-to-maturity	9,674	10,009	16,075	16,681
Loans, net of unearned income	999,888	1,011,678	691,661	708,819
Total financial assets	$1,221,241	1,233,366	890,015	907,779
Financial liabilities:				
Deposits	$1,048,802	1,021,932	845,688	838,640
Federal funds purchased, securities sold under agreements to repurchase and other borrowed funds	130,446	138,967	46,602	48,286
Total financial liabilities	$1,179,248	1,160,899	892,290	886,926

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Corporation's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Corporation's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

(20) PARENT COMPANY FINANCIAL INFORMATION

Condensed financial information of FNB Corporation (the parent or holding company) is presented below:

Condensed Balance Sheets

	December 31, 2003	December 31, 2002
Assets		
Cash and due from banks	$ 4,589	2,157
Securities available-for-sale, at fair value	1,829	2,384
Other investments at cost	836	491
Investment in subsidiary banks	161,644	106,235
Other assets	1,902	1,031
Total assets	$ 170,800	112,298
Liabilities		
Other borrowed funds	$ 27,836	15,464
Other liabilities	1,556	1,101
ESOP debt	300	634
Total liabilities	29,692	17,199
Stockholders' equity	141,108	95,099
Total liabilities and stockholders' equity	$ 170,800	112,298

Statements of Income

Years Ended December 31,	2003	2002	2001
Income:			
Dividends from affiliate banks	$ 6,835	6,021	5,785
Interest on investments	119	165	178
Management fees	13,015	11,382	1,156
Miscellaneous income	16	-	8
Total income	19,985	17,568	7,127
Interest expense	1,075	932	110
Operating expenses	13,671	12,618	1,361
Total expenses	14,746	13,550	1,471
Income before income taxes and equity in undistributed net income of affiliate banks	5,239	4,018	5,656
Applicable income tax provision (benefit)	(600)	(711)	-
	5,839	4,729	5,656
Equity in undistributed net income of affiliate banks	7,093	6,362	1,078
Net income	$ 12,932	11,091	6,734

Statements of Cash Flows

	2003	2002	2001
Cash flows from operating activities:			
Net income	$ 12,932	11,091	6,734
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed net loss (income) of affiliate banks	(7,093)	(6,362)	(1,078)
ESOP compensation	317	299	418
Decrease (increase) in other assets	(1,306)	(986)	64
Increase in other liabilities	620	915	-
Other, net	765	207	(3,134)
Net cash provided by operating activities	$ 6,235	5,164	3,004
Cash flows from investing activities:			
(Purchase) sale of short term investments	$ -	16,549	(16,549)
Sales and maturities of debt securities	546	100	4,522
Purchase of debt securities	(490)	-	(1,118)
Purchase of other investments at cost	-	(491)	-
Cash payment for purchase of subsidiary	(11,516)	(13,550)	-
Net cash provided (used) in investing activities	$ (11,460)	2,608	(13,145)
Cash flows from financing activities:			
Issuance of trust preferred debt	12,372	-	14,549
Repurchase of FNB Corporation stock, net	$ (94)	(1,692)	(1,388)
Cash dividends paid on common stock	(4,317)	(3,923)	(3,020)
Other, net	(304)	-	-
Net cash provided (used) for financing activities	$ 7,657	(5,615)	10,141
Net increase in cash and cash equivalents	$ 2,432	2,157	-
Cash and cash equivalents at beginning of year	2,157	-	-
Cash and cash equivalents at end of year	$ 4,589	2,157	-

(21) INTERIM FINANCIAL INFORMATION (Unaudited)

Consolidated quarterly results of operations were as follows:

	2003			
	Three Months Ended			
	March 31	June 30	September 30	December 31
Interest income	$ 14,148	13,846	16,142	17,328
Interest expense	4,838	4,672	5,118	5,307
Net interest income	9,310	9,174	11,024	12,021
Provision for loan losses	497	462	587	612
Noninterest income	3,669	4,108	4,276	3,625
Noninterest expense	8,080	8,383	9,297	9,943
Income before income tax expense	4,402	4,437	5,416	5,091
Income tax expense	1,397	1,431	1,856	1,730
Net income	$ 3,005	3,006	3,560	3,361
Basic earnings per share	$ 0.52	0.52	0.53	0.47
Fully diluted earnings per share	$ 0.51	0.51	0.52	0.46

	2002			
	Three Months Ended			
	March 31	June 30	September 30	December 31
Interest income	$ 15,224	14,844	15,167	14,383
Interest expense	5,803	5,511	5,550	5,332
Net interest income	9,421	9,333	9,617	9,051
Provision for loan losses	466	316	224	363
Noninterest income	2,173	3,474	2,517	3,381
Noninterest expense	7,279	7,683	8,046	8,274
Income before income tax expense	3,849	4,808	3,864	3,795
Income tax expense	1,265	1,571	1,186	1,203
Net income	$ 2,584	3,237	2,678	2,592
Basic earnings per share	$ 0.45	0.56	0.47	0.45
Fully diluted earnings per share	$ 0.44	0.55	0.46	0.44

(22) STOCK COMPENSATION PLANS

In 2000 the Corporation's stockholders approved the FNB Corporation 2000 Incentive Stock Plan (the "Plan"), as previously adopted by the Board of Directors. The Plan makes available up to 424,000 shares of common stock for awards to key employees and non-employee directors of the Corporation and its subsidiaries in the form of stock options, stock appreciation rights, and stock awards. The Plan will expire in

2010, unless sooner terminated by the Board. Any option terms not specified in the Plan such as exercise prices, expiration dates, and vesting provisions are set forth in an agreement governing each grant. A stock option may be either an incentive stock option within the meaning of Section 422 of the Internal Revenue Code or a non-qualified stock option.

A summary of the status (shares in thousands) of the Corporation's stock option plan is presented below:

	2003		2002		2001	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	256	$15.87	218	$14.77	77	$15.51
Granted	32	26.61	55	19.42	61	15.87
Roll options - SW Virginia Bankshares	-	-	-	-	81	13.26
Exercised	(15)	15.38	(17)	13.24	-	-
Forfeited	(14)	16.91	-	-	(1)	15.57
Outstanding at end of year	259	$17.18	256	$15.87	218	$14.77
Options exercisable at year-end	145	$14.94	134	$14.20	100	$13.68

Information about stock options outstanding at December 31, 2003 follows:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$10.26 - 13.17	48,071	2.8 years	$12.40
15.39 - 17.36	159,078	6.9 years	15.98
23.05 - 26.90	52,200	9.0 years	25.25
Totals	259,349	6.6 years	17.18

(23) MERGERS AND ACQUISITIONS

First National Bank, a wholly owned subsidiary of FNB Corporation, consummated the acquisition of two branch banking offices located in Pearisburg and Wytheville, Virginia from First Union National Bank on March 23, 2001. The transaction was accounted for by the purchase method of accounting. First National Bank assumed aggregate deposit liabilities of $74,289 in connection with the two branch acquisitions.

Loans of $13,618 and building and equipment of $1,714 were acquired. Intangible assets of $5,002 were capitalized and include goodwill and other costs incurred directly related to the acquisition.

On May 1, 2001, Southwest Virginia Savings Bank FSB ("SVSB") of Roanoke, Virginia, was merged with FNB Corporation in a business combination accounted for by the purchase method of accounting. At the merger date, SVSB had $56,588 in net loans, $93,268 in total assets and $76,299 in total deposits. The shareholders of SVSB received 292,775 shares of FNB Corporation common stock and cash of $3,530 in connection with the merger. Excess cost over net assets acquired equaled $962 and has been allocated to goodwill. SVSB's results of operations have been included in the financial statements from the merger date.

On December 31, 2001, Salem Community Bankshares, Inc. ("SCB") of Salem, Virginia, was merged with FNB Corporation in a business combination accounted for by the purchase method of accounting. At the merger date, SCB had $170,813 in net loans, $257,971 in total assets and $205,307 in total deposits. The shareholders of SCB received 1,272,153 shares of FNB Corporation common stock and cash of $12,937 in connection with the merger. Excess cost over net tangible assets acquired equaled $21,441 and $5,873 has been allocated to core deposit intangible with the remaining $14,568 recorded as goodwill.

Southwest Virginia Savings Bank, FSB was renamed FNB Southwest, N.A., as a result of converting to a national bank charter on October 10, 2001. FNB Southwest, N.A., and Salem Bank and Trust, N.A., merged on May 6, 2002, into a single charter with the name "FNB Salem Bank and Trust, National Association".

On August 1, 2003, Bedford Bancshares, Inc. ("Bedford") of Bedford, Virginia, was merged with FNB Corporation in a business combination accounted for by the purchase method of accounting. The Bedford market is contiguous with the Company's existing markets and management expects to realize marketing and other synergies because of this proximity. In addition, Bedford's locations provide a natural entry into the adjacent Lynchburg, Virginia market. At the merger date, Bedford had $236,410 in loans, net of unearned income, $273,931 in total assets and $185,387 in total deposits. The shareholders of Bedford received 1.403 million shares of FNB Corporation common stock, valued at average market price of $26.60 per share and cash of $11,516 for total consideration of $49,283 in connection with the merger. The carrying value of loans and deposits were adjusted to fair market values of $240,951 and $185,387, respectively. The excess cost over net tangible assets acquired was $23,962 of which $3,059 was allocated to core deposit intangible with the remaining $20,889 recorded as goodwill. The fair market value adjustments are being amortized over the life of the related asset or liability and the core deposit intangible is being amortized on an accelerated method over 10 years based on a life study of existing deposits.

The following unaudited proforma financial information shows the effect of the Bedford acquisition as if the transaction had been consummated on January 1, 2003:

	As Reported	Proforma
Net interest income	$ 41,529	46,966
Provision for loan losses	2,158	2,347
Noninterest income	15,678	16,692
Noninterest expense	35,703	41,559
Income before taxes	19,346	19,752
Income taxes	6,414	6,907
Net income	$ 12,932	12,845
Average shares outstanding	6,378	7,196
Basic earnings per share	$ 2.03	1.79

(24) SEGMENT INFORMATION

The Corporation operates two business segments: community banking and mortgage banking. These segments are primarily identified by the products and services offered and the channels through which they are offered. The banking segment consists of full-service banks that offer customers traditional banking products and services through various delivery channels. The Corporation's mortgage banking segment consists of mortgage brokerage facilities that originate and sell mortgage products. The accounting policies for each of the business segments are the same as those of the Corporation described in Note 1. Information for 2003, 2002 and 2001 for each of the segments is included below.

December 31, 2003

	Community Banking	Mortgage Banking	Parent	Eliminations	Total
Net interest income	$ 41,596	889	(956)	-	41,529
Provision for loan losses	2,158	-	-	-	2,158
Net interest income after provision for loan losses	39,438	889	(956)	-	39,371
Other income	9,541	6,121	13,031	(13,015)	15,678
Other expenses	31,659	3,388	13,671	(13,015)	35,703
Income (loss) before income taxes	17,320	3,622	(1,596)	-	19,346
Income tax (benefit)	5,783	1,231	(600)	-	6,414
Net income	$ 11,537	2,391	(996)	-	12,932
Average assets	$ 1,111,474	25,318	138,943	(139,692)	1,136,043

December 31, 2002

	Community Banking	Mortgage Banking	Parent	Eliminations	Total
Net interest income	$ 37,851	338	(767)	-	37,422
Provision for loan losses	1,369	-	-	-	1,369
Net interest income after provision for loan losses	36,482	338	(767)	-	36,053
Other income	8,801	2,744	11,382	(11,382)	11,545
Other expenses	28,274	1,772	12,618	(11,382)	31,282
Income (loss) before income taxes	17,009	1,310	(2,003)	-	16,316
Income tax (benefit)	5,491	445	(711)	-	5,225
Net income	$ 11,518	865	(1,292)	-	11,091
Average assets	$ 941,760	15,040	107,279	(104,789)	959,290

December 31, 2001

	Community Banking	Mortgage Banking	Parent	Eliminations	Total
Net interest income	$ 24,782	92	149	-	25,023
Provision for loan losses	1,637	-	-	-	1,637
Net interest income after provision for loan losses	23,145	92	149	-	23,386
Other income	4,696	1,094	1,086	(1,078)	5,798
Other expenses	18,910	704	1,364	(1,078)	19,900
Income (loss) before income taxes	8,931	482	(129)	-	9,284
Income tax (benefit)	2,386	164	-	-	2,550
Net income	$ 6,545	318	(129)	-	6,734
Average assets	$ 638,977	6,348	62,117	(57,842)	649,600

(25) RECENT ACCOUNTING DEVELOPMENTS

In January 2003, the FASB issued Financial Accounting Standards Board Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46"), which addresses consolidation by business enterprises of variable interest entities. On October 31, 2003, the FASB proposed a modification and interpretation of FIN 46. Evaluation of FIN 46 and FAS 150, ("FAS 150") on the treatment of debt associated with trust preferred securities is in process. The Company currently consolidates the trust, which issued the Company's trust preferred securities, in its consolidated financial statements and reports the related debt instruments, referred to as debt associated with trust preferred securities, as a liability on its consolidated balance sheet. Under one potential interpretation of FIN 46, the Company's trust, which issued the Company's trust preferred securities, would no longer be included in the Company's consolidated financial statements. Conversely, FAS 150 requires the consolidation of these subsidiaries and the presentation of the related debt instruments as a liability.

Effective July 1, 2003, the Company adopted FASB issued FAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This new statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is (1) issued in the form of shares that is mandatorily redeemable, (2) at inception embodies an obligation to repurchase the issuer's equity, or is indexed to such an obligation, and that requires or may require the issuer to settle the obligation by transferring assets, or (3) embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares provided certain conditions are met; as a liability (or asset in some circumstances). Adoption of this statement did not have a material effect on the Company, as it has previously reported its trust preferred securities as a liability.

In April 2003, FASB issued FAS 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This new standard amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities FAS 133, "Accounting for Derivative Instruments and Hedging Activities." The statement is effective for contracts entered into or modified after June 30, 2003. Adoption of this statement did not have a material effect on the Company.

In December 2002, The FASB issued Statement of Financial Accounting Standards ("FAS") No. 148 - "Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123 (Accounting for Stock-Based Compensation)". The purpose of the statement is to i) enable companies that choose to adopt the fair value based method to report the full effect of employee stock options in their financial statements immediately upon adoption and ii) make available to investors more frequent disclosure about the cost of employee stock options. In addition, the statement requires more prominent disclosures about the cost of stock-based employee compensation and an increase in the frequency of those disclosures to include publication in quarterly financial statements. Prior to 148, companies were not required to present stock option disclosures in interim financial statements. The disclosures required in annual financial statements are included in Note 1.

In October 2002, the FASB issued Statement of Financial Accounting Standards ("FAS") No. 147 - "Acquisitions of Certain Financial Institutions". This new Standard, which became effective October 1, 2002, provides interpretive guidance on the application of the purchase method to acquisitions of financial institutions. Accordingly, the requirement to amortize any excess of the fair value of liabilities assumed over the fair value of tangible and identifiable intangible assets acquired as an unidentifiable intangible asset no longer applies to acquisitions within the scope of this Statement. The Corporation has determined that the First Union branch acquisitions meet the definition of a business and accordingly recorded no amortization of goodwill related to this transaction in 2003 or 2002.

In June 2002, the FASB issued Statement 146 - "Accounting for Costs Associated with Exit or Disposal Activities". This Statement is not anticipated to have a material impact on the Corporation.

In April 2002, the FASB issued Statement 145. This Statement rescinds FASB Statement No. 4, Reporting Gains and Losses from Extinguishment of Debt, and an amendment of that Statement, FASB Statement No. 64, Extinguishment of Debt Made to Satisfy Sinking-Fund Requirements. Statement 145 is not expected to have a material impact on the Corporation's financial position or results of operations.

Corporate Directory

Annual Meeting:
The 2004 Annual Meeting of Shareholders will be held on Tuesday, May 11, 2004 at 2:00 p.m. at Custom Catering, 902 Patrick Henry Drive, Blacksburg, Virginia. The proxy card and proxy statement were mailed to shareholders of record on or about March 31, 2004.

Corporate Headquarters:
FNB Center
105 Arbor Drive
P.O. Box 600
Christiansburg, Virginia 24068-0600

Internet Banking Address:
www.fnbonline.com

Common Stock:
The common stock of FNB Corporation trades on the Nasdaq Stock Market under the symbol of FNBP (CUSIP 302930102).

Independent Auditor:
Brown, Edwards & Company, L.L.P.
P.O. Box 1697
1815 Jefferson Street
Bluefield, West Virginia 24701
(304) 325-8157

For Trading Information, Contact:
Lawrence E. Bowman
Alan E. Saunders
Michael T. Whitmore
First National Bank
FNB Salem Bank & Trust
(540) 381-6693
(540) 378-1565
(540) 394-6981

For Financial Information, Contact:
Daniel A. Becker, SVP/CFO
FNB Corporation
(540) 381-6758

For Shareholder Information, Contact:
Christine L. Lewis
Corporate Secretary
FNB Corporation
(540) 382-6042

For Transfer Agent Information, Contact:
Registrar & Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
(800) 368-5948

For Corporate Governance Information, Contact:
Duane E. Mink
General Counsel
FNB Corporation
(540) 381-6700
Or visit our website at *www.fnbonline.com*. Select "Investor Relations" and then "Corporate Governance."

Equal Opportunity Employer:
FNB Corporation, First National Bank, FNB Salem Bank & Trust, and Bedford Federal are equal opportunity employers. All matters regarding recruiting, hiring, training, compensation, employee benefits, promotions, transfers, and all other personnel policies will continue to be free from discriminatory practices.

Member FDIC


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